2008 Annual Report


09037304


always on



EATON

Powering Business Worldwide

About the cover: Eaton's power management solutions answer the growing needs of diverse customers and markets — from helping building owners reduce energy costs, to powering aircraft and other vehicles more eco-efficiently, to providing uninterruptible power systems for hospitals, data centers and other critical applications.

Eaton Corporation is always on, delivering the innovative solutions and technologies our customers need to manage power, conserve resources and work more productively, safely and sustainably. Our integrated, diversified business strategy enabled us to outperform our industry segments once again in 2008, as we continued to expand our presence in growing markets across the globe.

Eaton Corporation is a diversified power management company with 2008 sales of $15.4 billion. Eaton is a global technology leader in electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 75,000 employees and sells products to customers in more than 150 countries. For more information, visit www.eaton.com.

Financial Highlights


NET SALES
(Billions of dollars)
9.5
10.9
12.2
13.0
15.4
2004
2005
2006
2007
2008


OPERATING EARNINGS PER COMMON SHARE (Dollars)
4.30
5.38
6.39
6.90
6.83
2004
2005
2006
2007
2008


CASH FLOW FROM OPERATIONS
(Millions of dollars)
838
1,135
1,431
1,161
1,416
2004
2005
2006
2007
2008


NET-DEBT-TO-TOTAL-CAPITAL RATIO (Percentage)
29.1%
36.0%
30.5%
34.9%
37.2%
2004
2005
2006
2007
2008

	AS REPORTED		ON AN OPERATING BASIS	
	2008	2007	**2008**	2007
(Millions except for per share data)				
Continuing operations				
Net sales	$15,376	$13,033	$15,376	$13,033
Income before income taxes	1,128	1,041	1,205	1,105
Income after income taxes	$ 1,055	$ 959	$ 1,106	$ 1,001
Income from discontinued operations	3	35	3	35
Net income	$ 1,058	$ 994	$ 1,109	$ 1,036
Net income per Common Share assuming dilution				
Continuing operations	$ 6.50	$ 6.38	$ 6.81	$ 6.66
Discontinued operations	.02	.24	.02	.24
	$ 6.52	$ 6.62	$ 6.83	$ 6.90
Average number of Common Shares outstanding assuming dilution	162.3	150.3		
Cash dividends paid per Common Share	$ 2.00	$ 1.72		
Total assets	$16,655	$13,430		
Total debt	4,271	3,417		
Shareholders' equity	6,317	5,172		

Results on an "operating basis" exclude pretax charges for acquisition integration actions of $77 in 2008 ($51 after-tax, or $.31 per Common Share) and $64 in 2007 ($42 after-tax, or $.28 per share).


COMPANY STOCK PERFORMANCE
$300
$250
$200
$150
$100
$50
0
Eaton
S&P 1500 Industrial Machinery Index
S&P 500 Index
2003
2004
2005
2006
2007
2008

The above graph compares the cumulative total shareholder return for the five years ending December 31, 2008 for Eaton Common Shares, the S&P 1500 Industrial Machinery Index and the S&P 500 Index. These figures assume all dividends are reinvested on the ex-dividend date, and are based on $100 invested in Eaton Common Shares on December 31, 2003.


always
on

To Our Shareholders:

2008 was a watershed year from many perspectives. An economy that began the year promising robust growth slid precipitously into the deepest recession since the Great Depression during the fourth quarter. Daily liquidity replaced growth as the No.1 priority for businesses. And business leaders struggled to demonstrate that their enterprises were adaptive, their balance sheets strong, their technologies compelling and their global workforces capable of managing the turbulent economic environment—all in a span of 12 short months.

In the face of these challenges, I could not be more proud of our global team. Eaton people were ON their game every day around the world. As a result of their efforts, we were not only able to adapt quickly to the economic crisis; we were also able to build for the future by expanding the breadth of our business portfolio. By acquiring—and successfully integrating—The Moeller Group and Phoenixtec Technologies, we have expanded our Electrical business to be approximately half of our corporation, making Eaton a global leader in both the power distribution and power quality markets.

During 2008, 55 percent of our revenues were generated outside of the U.S., including more than 20 percent from developing economies.

Staying ON course in volatile times

Among the year's financial and operating highlights:

- Our sales surpassed $15 billion for the first time in Eaton's history, growing by 18 percent to $15.4 billion.
- For the eighth consecutive year, our revenue growth outpaced the growth in our end markets—by $120 million in 2008.
- We completed or announced six acquisitions and one joint venture during the year, highlighted by our acquisitions of Moeller and Phoenixtec and our enhanced strategic alliance with Nittan Valve Company in Japan.
- We completed a $1.5 billion equity offering in April as part of the financing of our acquisitions of Moeller and Phoenixtec, returning our balance sheet to our targeted financing ratios by year's end.
- Our operating earnings grew 7 percent to a record $1.1 billion; operating earnings per share dipped slightly to $6.83 as a result of the April equity offering.
- We generated $1.4 billion in cash from operations.
- We increased our dividend by 16 percent.
- We delivered a 17 percent return on shareholders equity, again placing our return near the top of diversified industrial companies.
- Unfortunately, despite these outstanding achievements, our total shareholder return was significantly impacted during the year—declining 47 percent compared to 37 percent for the S&P 500, after entering 2008 at near-record stock price levels.

Diversification is ON track

Business balance. Eaton continues to grow in size, breadth and diversification. Approximately three-quarters of Eaton's sales and profits now come from our Electrical, Hydraulics and Aerospace businesses, illustrating the dramatic transformation of our business balance toward faster-growing industries.

To continue to facilitate this growth, we reorganized our business on February 1, 2009 into two sectors: Electrical, headed by new Vice Chairman and Chief Operating Officer Tom Gross; and Industrial (our Aerospace, Automotive, Hydraulics and Truck businesses), headed by new Vice Chairman and Chief Operating Officer Craig Arnold. In addition, Richard Fearon has been

We continue to expand our global presence


54%
2008 sales
by production
46%
45%
2008 sales
by final destination
55%
U.S.
International

named to the new position of Vice Chairman and Chief Financial and Planning Officer for Eaton. To provide further transparency into the performance of our businesses, we will begin to break out our financial results into six segments in 2009: Electrical Americas, Electrical Rest of World, Hydraulics, Aerospace, Truck and Automotive.

Geographic balance. Eaton now does business in more than 150 countries. Furthermore, 2008 was the first year in which 55 percent of our revenues were driven from economies outside of the U.S.— another significant milestone in the increasing globalization of our franchise. We are also pleased that more than 20 percent of our revenues now come from the developing economies of the world, where the growth in infrastructure projects is particularly advantageous to Eaton.

Eaton's diversification strategy is working, establishing a balanced platform for growth.

Balance through the economic cycle. A year ago, we noted that our early-, mid- and late-cycle businesses each generated approximately one-third of our revenues. The benefits of this balance throughout the entire economic cycle have never been more important. Our late-cycle businesses in Aerospace and portions of our Electrical business held up very well during 2008 and we expect them to be strong in 2009. A number of early-cycle businesses such as our Truck and Automotive groups are currently experiencing weakness but should see increased demand for their technologies in the 2010–2011 time frame. We also believe that as the global economy emerges from this period of deep recession, the demand for capital goods will increase, since the current environment has artificially depressed sales.

Building ON our strengths

Electrical. It has been a year of integration. Our successful acquisitions of The Moeller Group and Phoenixtec, combined with the earlier acquisition of MGE Office Protection Systems, make Eaton the world's second-largest supplier of uninterruptible power systems (UPS) and a global leader in power distribution equipment. Our industry-leading energy-efficient products have earned the respect of many global customers, leading to a number of new strategic relationships. In October, we opened a new R&D center in Suzhou, China, adding to our global product development and support capabilities in China and throughout the Asia Pacific region.

Hydraulics. The acquisition of Integrated Hydraulics Ltd. in the U.K. brings to Eaton a greatly enhanced set of capabilities in cartridge valves and hydraulic integrated circuits, one of the fastest growing product segments in the hydraulics market. It also expands our product and applications offerings for European customers. Among significant wins: Transportation and logistics leader UPS purchased new delivery vehicles powered by Eaton's new clean and fuel-efficient hybrid hydraulic system.

Aerospace. Our fuel, hydraulics and pneumatic fluids capabilities are delivering real value and key customer wins in 2008, including the new Sikorsky CH-53K™ military heavy-lift helicopter and the Rolls-Royce Trent XWB.™ Many of the new programs awarded in past years have now completed development and are in the ramp-up phase of production.

Truck. While continuing our leadership in traditional heavy-duty and medium-duty truck applications, we notched significant new wins with our industry-leading hybrid electric powertrain systems in the U.S., China and Europe. In India, we have been awarded the new Tata world truck program with a projection of more than $450 million of volume over the next five years. Globally, major light transmission customers have come on board with significant new business commitments using Eaton's technology to serve emerging countries.

Our businesses are balanced through the economic cycle


No cycle
$1.9 billion in revenues
Electrical service, defense, filtration, aerospace aftermarket
12%
Early cycle
$4.8 billion in revenues
Residential electric, heavy-duty truck, automotive, power quality (single phase)
31%
2008 global cycle
27%
Late cycle
$4.1 billion in revenues
Commercial aerospace, nonresidential construction, power quality (three phase)
30%
Mid cycle
$4.6 billion in revenues
Hydraulics, industrial controls, medium-duty truck

Automotive. While fuel prices continue to oscillate broadly, the long-term trend for higher energy costs has led global automotive manufacturers to select Eaton for its leadership in engine air management. Our innovative next-generation superchargers and patented valve actuation technologies continue to be the first choice of major automotive brands. During the year, we also enhanced our partnership with Nittan Valve Company, significantly expanding our ability to serve leading Japanese and Korean global customers.

Capitalizing ON our values

Through this period of tumultuous change, our commitment to being a *values-based* organization has remained constant. In fact, this strong foundation has continued to provide a steady source of strength and confidence that has so long differentiated Eaton. While the behavior of several high-profile organizations has demonstrated the hazards of adhering to a different set of ethical standards, we know that "Doing Business Right" pays dividends both in the short term and the long term. It is why so many people have chosen to make Eaton their chosen employer and supplier. We have maintained our commitments to our customers, our suppliers, our employees and the communities with whom we are fortunate to do business. To each, we owe our thanks.

We enter 2009 respecting its challenges. We believe economies in the U.S. and Europe will continue to decline and it will be a number of quarters before we are likely to see our end markets stabilize and begin to resurge. As a result, we have resized our company—lowering overall expense and investment levels—and focused our efforts on activities and opportunities that are likely to create real value in a business environment that will be remarkably different than the last five years. Certainly one of the most painful elements of this resizing has been the need to reduce our global full-time employment by nearly 9,000 people. These Eaton associates made lasting contributions to our enterprise—and I would once again like to thank them for their contributions.

As economic conditions deteriorate around the world, companies must be careful to avoid becoming inwardly focused and indecisive, actually contributing to the downward spiral.

Through this period of tumultuous change, Eaton's commitment to being a values-based organization has remained constant.

At Eaton, we remain focused instead on implementing the important elements of our "power management company" strategy. Under virtually any scenario, we believe the sources of energy and the increased legislation surrounding carbon usage will increase the cost of the energy that powers our homes, businesses and communities.

Only through the effective combination of the types of power management technologies that Eaton delivers today—and that we are designing for tomorrow—can the negative economic impact of the dual drivers of higher energy costs and a carbon-constrained world be contained. In this environment, our opportunities are not reduced; in fact, they are measurably enhanced.

For all these reasons, Eaton remains "always ON"—on our strategy, on in terms of delivering real value for our customers, on in providing a compelling and rewarding workplace, on in living our values-based culture and on in recognizing our accountability for delivering premium shareholder return throughout the economic cycle.

On behalf of our entire Eaton team, thank you for your continued support.

Alexander M. Cutler

Alexander M. Cutler
Chairman and Chief Executive Officer

Powering Business — More Dynamically



From the remote oil sands of Alberta to the bustling streets of Beijing, Moscow and Mumbai, Eaton is answering the world's need for safer, more efficient and more reliable electric power solutions. Fueled by strong demand and strategic acquisitions, revenues for our Electrical business grew by 45 percent in 2008 to more than $6.9 billion, representing 45 percent of Eaton's overall sales.

We experienced our strongest growth in emerging economies, including China, India, the Middle East, Russia and Brazil, as our industry-leading PowerChain Management® solutions won a growing share of projects across industries and markets. Our acquisition of The Moeller Group, based in Germany, is helping us accelerate our expansion, providing a portfolio of power distribution and industrial control products that meets the IEC electrical standard commonly used outside of North America. With distribution networks in more than 80 countries, the Moeller business significantly expands our sales and service capabilities in Europe, the Middle East and Asia, and strengthens our manufacturing capabilities, primarily in Eastern Europe.

on demand

Eaton is helping to shape the skylines of today's fastest-growing cities, providing power distribution and quality systems for high-profile projects throughout China, India and the Middle East, including the city of Dubai.



During 2008, we also closed our acquisition of Taiwan's Phoenixtec Power Company, making Eaton the second largest supplier of uninterruptible power systems (UPS) in the world. The acquisition vastly expands our presence in China, Southeast Asia and Europe and strengthens our production and technological capabilities in the region. We augmented that strength later in the year by opening a new global Electrical Research & Development Center in Suzhou, China.

The additions of Moeller and Phoenixtec not only enable us to offer customers more comprehensive solutions, they allow us to move more quickly when urgent needs arise. Eaton staff were among the first responders to the devastating earthquake that struck central China's Sichuan Province in May. Within hours of being called, our local electrical team replaced a damaged UPS at the Chengdu Shuangliu International Airport. With its power restored, the airport served as a crucial hub for rescue workers and relief supplies flown into the quake-torn region.

Hardwired to solve hard challenges

Eaton's Electrical business is well positioned for future growth by focusing on our customers' most demanding issues, including:

Energy efficiency. Eaton is a leading provider of energy-efficient and environmentally friendly electrical solutions to help customers conserve energy, reduce operating costs and achieve their sustainability goals. Our growing portfolio of "green" products and services is being used in eco-conscious projects across the globe — from the renovation of the University of Notre Dame in Notre Dame, Indiana, to the construction of Abu Dhabi's Sky and Sun Towers, which grew at a rate of one new floor every six to 10 days in 2008.

Power quality and reliability. The Electric Power Research Institute estimates that power quality issues cost businesses more than $120 billion annually in the U.S. alone, helping to propel consistent double-digit growth in UPS sales. Eaton's comprehensive

Powering Business — More Globally



UPS solutions keep critical operations, including high-density data centers, up and running in the face of growing power anomalies and outages. These award-winning systems also use less energy, require less cooling and take up less space, significantly reducing our customers' operating costs.

Workplace safety. Employee safety has never been more important to the many industries we serve, particularly when it comes to protecting electrical workers from life-threatening arc flash events that can generate heat of up to 35,000 degrees Fahrenheit. Eaton provides comprehensive arc flash hazard analysis and training, and a full line of mitigating products, including our award-winning FlashGard® motor control center.

Total-solutions approach drives growth

From unmanned aerial vehicles and very light business jets to the world's largest commercial aircraft and the latest high-tech military jet fighters, Eaton is helping to power the future of aviation with sustainable solutions that improve fuel economy, increase reliability and safety and reduce cost of ownership.

We've become an indispensable partner to leading aerospace industry manufacturers, providing total lifecycle program management, including concept development, production, systems integration and aftermarket service and support. During 2008, our aerospace business grew by 14 percent, far outpacing the overall industry, with revenues strategically balanced across civil and military platforms, original equipment and aftermarket sales, and domestic and global markets.

Creating more eco-efficient aircraft

The Airbus A380,® the world's largest passenger aircraft, celebrated the first anniversary of its entry into service in October. Eaton provides more than 800 components to the new aircraft,


on
board

The world's largest and most advanced aircraft platforms are powered by Eaton's growing portfolio of hydraulic power generation systems, fuel systems, motion control systems and logistical support solutions.

including major elements of the platform's hydraulic systems, fuel system, and fluid and fuel conveyance systems.

Eaton designed the world's first commercial 5,000-psi hydraulic power generation system for the A380, contributing to a significant reduction in the aircraft's weight, increasing its eco-efficiency. Over its first 15,000 hours of flight, the A380 consumed 20 percent less fuel per seat than the industry's previous largest aircraft — the lowest fuel burn of any large aircraft built to date.

During its first year, the A380 also set new benchmarks for reliability, with zero flight cancellations or major delays caused by equipment failures. Eaton played a key role in this success by providing training to airline maintenance teams, coordinating on-the-ground engineering support, stocking critical replacement parts at every airport where the aircraft operated, and providing 24/7 logistical support. Based on this success, we are pursuing similar programs for the Boeing 787 Dreamliner,® the Embraer Phenom 100™ and Phenom 300,™ helping to lower our customers' overall operating costs.

During 2008, we won multi-year contracts supporting the new Embraer Legacy Series™ and Cessna Citation Columbus 850™ business jets, the Bell-Boeing V-22 Osprey™ tiltrotor aircraft, the Boeing CH-47™ helicopter upgrade program and the Rolls-Royce Trent XWB™ jet engine development program designed for the Airbus A350® XWB family. Eaton is also a key systems supplier on the Lockheed Martin F-35 Lightning II Joint Strike Fighter,™ the new Sikorsky CH-53K™ helicopter and the UH-60M Black Hawk™ upgrade.

Positioned for infrastructure, energy opportunities

Agility and adaptability are the foundations of Eaton's "always on" culture. We recognize that not every industry segment or geographic market will be consistently strong year after year,

Powering Business — More Sustainably



so we're constantly diversifying our businesses and leveraging our global infrastructure to allocate our resources wherever they are in greatest demand.

Our hydraulics business demonstrates this principle well. Over the past several years, we've worked hard to restructure our manufacturing and customer support capabilities around the world to respond more swiftly to changing global needs. As a result, our hydraulics business was able to deliver another year of record results despite the global economic downturn. We're well positioned to capture tomorrow's opportunities, too, from helping to rebuild aging U.S. infrastructure to seeking balanced solutions to the world's soaring energy demands.

Eaton has a growing presence in virtually every form of energy exploration — from helping oil, gas and coal companies extract resources more safely and efficiently from both the earth and the sea, to advancing the development of renewable energy technologies.

In the booming wind energy market, for example, we're combining our Hydraulics and Electrical expertise to develop more reliable and capable components that improve the performance and uptime of wind turbines and help reduce operating costs. Eaton's global reach and broad portfolio of products and engineering services are helping us to win new business from turbine manufacturers of all sizes and all parts of the world — from industry giants to emerging companies such as China's Ningxia Yinxing Energy.

At the same time, we're applying our combined hydraulics and electrical expertise to other renewable resources by helping to build efficient hydropower systems in developing countries, such as Vietnam, and working with pioneer Ocean Power Technologies to generate energy from ocean currents and waves. Eaton also has an emerging presence in solar power, helping to create and deploy more efficient solar inverters and battery storage systems, making it possible to deliver affordable electric power to the most remote places on earth.

on the horizon

No one energy source can satiate the world's appetite for growth. That's why Eaton is helping customers tackle the challenge on all fronts — from traditional oil and gas exploration to wind, hydro and solar power.



Answering the demand: More function, less fuel

Mobile and industrial equipment manufacturers are looking to Eaton for more efficient hydraulic solutions to power their products, too. The challenge: Enhance the performance and capabilities of these sophisticated machines, while reducing the energy they consume or the impact they have on the environment.

Eaton has answered the need through the development of new "smart" electro-hydraulic technologies that shrink the footprint of hydraulics systems, improve their performance and energy efficiency, and reduce emissions. These technologies give equipment manufacturers greater design flexibility to achieve the goal that every customer desires: More function, less fuel.

The Eaton F(x)™ open-architecture electro-hydraulic platform increases that flexibility, enabling equipment manufacturers to design, adapt and support their equipment in far less time, with far greater efficiency. The F(x) platform also makes it easier to migrate current hydraulics systems to an electro-hydraulic approach, improving the performance and capabilities of existing equipment.

During 2008, Eaton acquired Integ Holdings Limited, the parent company of U.K.-based Integrated Hydraulics Ltd., expanding both the portfolio and geographic presence of our hydraulics business. Our hydraulics team also introduced a new line of hoses that meet the extreme demands of biodiesel fuels and synthetic lubricants, winning Eaton's newly launched "Green Leaf" designation for sustainable design and performance (see page 22).

New technology, hybrids pave the future

Eaton's Truck business grew again in 2008, despite continued weakness in the North American heavy-duty truck market. Since 2001, our truck business has more than doubled through product diversification and geographic expansion, with a growing emphasis

Powering Business — More Inventively



on medium- and light-duty trucks, vocational applications, and Latin American and Asian markets. Sales of Eaton drivetrain solutions for agricultural equipment were particularly strong in South America during the year, buoyed by increased global demand for food and biofuels.

Product and technology innovation are helping to drive our Truck business' repositioning and growth. We launched new heavy-duty transmission designs in 2008, aimed specifically at markets in Brazil, China, India and Eastern Europe. These rugged synchronized transmissions combine ease of use, fuel economy and superior performance across difficult road conditions, creating a new growth platform outside the U.S. New automatic transmissions will target global markets, including North America.

During the year, Eaton also expanded its leadership in hybrid drivetrain solutions for trucks, buses and other commercial vehicles. Combining the talents of our Truck and Hydraulics businesses, Eaton is the only company to offer three distinct hybrid platforms to provide clean, reliable and efficient power across a broad range of applications:

Hybrid electric. Eaton's hybrid electric power systems have proven their ability to improve fuel economy and reduce emissions over more than nine million miles on the road. The technology continues to attract repeat orders from large companies like Coca-Cola, FedEx and UPS and new orders from Wal-Mart and other green-minded customers of all sizes. Eaton hybrid electric systems are now a factory-built option at four major U.S. commercial vehicle manufacturers, enabling us to capture a large share of this growing market. Truck and bus manufacturers in Europe and Asia are also integrating Eaton hybrid power to meet green city and fleet demands, saving fuel and greatly reducing harmful emissions. As the world's appetite grows for environmentally friendly commercial vehicles, Eaton is primed to deliver.

on a roll

Eaton's low-emission hybrid powertrains are in growing demand worldwide. In China, Eaton hybrid-powered city buses are being field tested by five manufacturers, and are operating in Beijing, Chongqing, Guangzhou and Zhengzhou.



Hydraulic Launch Assist™ system. Eaton's HLA® system technology will go into full production in 2009. The HLA system is best suited for vehicles with heavy stop-and-go operation, improving fuel economy and increasing productivity through the regeneration of braking power. In 2008, Waste Management of Fort Worth began field-testing several Peterbilt® refuse trucks equipped with Eaton HLA systems. We're also testing a medium-duty HLA system for shuttle buses, a market we believe shows great promise.

Series hydraulic hybrid system. Eaton has been working with the U.S. EPA, Navistar and the U.S. Army to develop a hydraulic hybrid drivetrain for commercial vehicles since 2001 under a cooperative research agreement. The series hydraulic hybrid system regenerates braking power and provides an infinitely variable hydraulic drivetrain, improving fuel economy by up to 50 percent and reducing CO_2 emissions by more than 30 percent in certain applications, compared with traditional vehicles. In October, UPS became the first company to place an order, which was for seven vehicles equipped with Eaton series hydraulic hybrid power systems for delivery between 2009 and 2010.

Making fuel-efficient cars fun to drive

Eaton's Automotive business focuses on the issues that consumers care about most: improved fuel economy, reduced emissions, and increased safety and security. We develop technologies and products that give automakers an edge in today's competitive market, while driving new ideas to shape the future.

Eaton superchargers continue to win over automakers worldwide, enabling them to improve both power and fuel efficiency. During 2008, we added Audi to that list, joining Ford, General Motors, Jaguar, Land Rover, Mercedes Benz and Volkswagen. Applying our latest TVS® supercharger technology, Audi will replace the V-8 engine in its S4 and A6 models with a smaller

Powering Business — More Responsively



V-6 that maintains the larger engine's performance, while delivering 27 percent better fuel economy and a 30 percent reduction in emissions. Compared to turbocharger technology, Eaton's TVS supercharger gives drivers a more immediate boost of power across a broader range of RPMs, delivering what AutoWeek called "more usable performance at any moment."

Eaton's TVS supercharger has also been adapted to help accelerate the development of fuel-cell power vehicles. ISE Corporation, a leading supplier of fuel-cell systems, selected Eaton to provide the fuel-cell cathode blower for use in its hydrogen-powered fuel-cell buses scheduled for delivery to Vancouver's BC Transit in 2009 and to Transport for London by 2010. The same technology will be used in a fuel-cell vehicle demonstration being prepared by Shanghai Automotive Industries Corporation for the 2010 Shanghai World Expo.

Eaton is also working with automakers to meet the needs of regional markets. In Brazil, for example, we helped Fiat move quickly to create the market's first true off-road small SUV crossover vehicle, the Palio Adventure Locker,™ featuring Eaton's innovative push-button ELocker® traction control for front-wheel drive. Designed to increase safety and performance over poor roads, the product was an immediate success with consumers in the region, prompting Fiat to also launch the Doblo Adventure Locker,™ Strada Adventure Locker™ and Idea Adventure Locker.™

Additionally, we acquired the engine valve business of Kirloskar Oil Engines during 2008 to expand our business in India, and we expanded our 30-year working relationship with Nittan Valve Co. Ltd. by forming a joint venture to design, manufacture and supply engine valves and valve actuation products to Japanese and Korean automobile and engine manufacturers.


on the move

Audi selected Eaton's new TVS® supercharger to help power its newly designed V-6 engines because the technology delivers what today's consumers desire — a high-performance vehicle with a fuel-efficient conscience.

Powering Business — More Responsibly



Sustainability is fundamental to Eaton's values-based business model. It guides and inspires how we live and work, how we design products and how we manage our people and operations. More than a responsibility, we believe sustainability is pivotal to our future success, helping us to drive the power management innovations our customers need and that the world increasingly demands.

Rooted in Eaton's corporate philosophy of "Doing Business Right," our commitment to sustainability goes beyond environmental stewardship to include promoting the health, safety and development of our employees and improving the communities in which we work. Eaton has also been recognized for our uncompromising business ethics that guide every decision we make around the world.

During 2008, we continued to improve our performance across a broad range of sustainability metrics. We include many of these measures in our Eaton Business Excellence facility assessments, reinforcing to our global businesses and people that true excellence can only be attained by meeting today's needs and goals without compromising tomorrow's.


on
target

EATON CORPORATION SUSTAINABILITY REPORT

Eaton received the prestigious CALSTART Blue Sky™ Award in 2008 for our pioneering work in the development and commercialization of hybrid electric and hybrid hydraulic power systems for commercial vehicles.


on the nose

WHO'S DEPENDING ON YOU? Our Hydraulics and Aerospace businesses hit the right emotional chord with a global safety awareness program that reminded employees that family and friends depend on them to work injury-free. The successful program helped improve the safety performance of those businesses by 59 percent over the past three years.

One company, one commitment

As Eaton expands, we apply the same high standard for sustainable practices and performance worldwide, helping us to accelerate our growth in developing economies by earning the respect of the people in those regions.

In China, for example — where we organized a widely attended sustainability seminar co-sponsored by the *China WTO Tribune* of the Ministry of Commerce — Eaton received four awards in 2008 for our sustainability and corporate responsibility leadership, including the "2008 China Excellent Corporate Citizen" award presented by the Corporate Citizen Committee of China Association of Social Workers. During the year, we also earned these recognitions and honors:

- No. 2 on *Corporate Responsibility Officer* magazine's list of "100 Best Corporate Citizens" and No. 1 on the publication's list of "Best Corporate Citizens" in our industry sector.
- CALSTART Blue Sky™ Award for innovation and advancement in sustainable transportation technology.
- Named among "World's Most Ethical Companies" by the Ethisphere Institute.
- "Employer of Choice Award" from the Minority Corporate Counsel Association and "Best in Class" for senior management diversity according to the Greater Cleveland Partnership's Commission on Economic Inclusion.

During 2008, we hired ERM Certification and Verification Services to perform an independent audit of key Eaton sites across the world to confirm and improve the accuracy and reliability of our data.

For the year, we made progress in virtually every area of EHS performance we measure, but we recognize we still have work to do. Key metrics and achievements included:

Greenhouse gas (GHG) emissions. We reduced our global energy consumption for the second straight year, lowering our GHG emissions by 5.7 percent on an absolute basis, and 7.2 percent, indexed for sales. Since 2006, we have reduced the total amount of carbon dioxide generated by our operations from 933,000 metric tons to 840,000 metric tons. Indexed for sales, we dramatically lowered our GHG emissions by 14.3 percent over that period, keeping us on track to meet or surpass our Business Roundtable Climate RESOLVE pledge of reducing our GHG emissions by 18 percent, indexed for sales, by 2012.

Working with Summit Energy, an independent energy management company, we continue to audit the performance of our facilities, and to work with our businesses to implement cost-effective energy reduction programs — from training employees to upgrading equipment, lighting systems and environmental controls — on a plant-by-plant basis.

The Carbon Disclosure Project (CDP) ranked Eaton No. 2 among all S&P 500 manufacturing companies for carbon disclosure, and No. 1 among the diversified industrials that responded to the CDP6 global survey.

Environmental, health and safety excellence

Eaton is committed to achieving world-class environment, health and safety (EHS) performance. We carefully measure and evaluate our progress using our global Management System of Environment, Safety and Health (MESH).

Eaton's Electrical business contributes significantly to these efforts, employing our own energy-saving systems and solutions. During the year, our Electrical team continued to advance Eaton's Vision Project by testing new technologies and renewable energy resources


site

HELPING GREEN BUILDINGS FLOURISH. During 2008, our Electrical business launched a new Business Sustainability Center that offers customers turnkey solutions for achieving their sustainability goals. This includes providing comprehensive energy-efficiency assessments of existing facilities and consulting support for new building design and construction.

in a real-world environment, as we aim to create a "carbon neutral" manufacturing facility. We share these ideas and insights with other companies through our membership in the Continental Automated Buildings Association (CABA) and other means.

Waste and water management. During 2008, Eaton generated 0.6 percent more waste than the previous year, which equated to a 3.2 percent decline, indexed for sales. Significantly, we also recycled 26 percent more of our waste, improved our product packaging (employing more recycled content) and issued corporate guidelines for purchasing eco-friendly materials and supplies. During the year, we contracted with Allegiant Global to help us improve our waste management practices. We aim to reduce waste generation in 2009 by at least 1 percent, indexed for sales.

Although Eaton is not a large consumer of water compared to many industrial companies, we strive to minimize our impact as much as possible. For the year, we reduced water consumption by 7.2 percent in total and 10.7 percent, indexed for sales. Our goal is to reduce our water use in 2009 by an additional 1 percent, indexed for sales.

Employee health and safety. We continued to improve our employee health and safety performance during 2008, reducing the number of work-related injuries or illnesses at our facilities (Total Recordable Case Rate) by 14 percent, and reducing the number of injuries or illnesses that required one or more days away from work (Days Away Case Rate) by 6 percent. While both of these results fell short of our 25 percent reduction goals, we're proud of our progress, and are committed to continuously improving our performance.

Embracing sustainability worldwide

Across our business lines and around the world, Eaton people have embraced sustainability and are applying their ingenuity to improve our efficiency and performance in many ways:

- By strategically consolidating several older European manufacturing sites into a more productive, energy-efficient facility in Bielsko-Biala, Poland, our Automotive business increased its sales in the region by 25 percent with only a 6 percent gain in GHG emissions.
- Our Electrical business applies a "live it, provide it" philosophy to all of its activities. This included using more than a dozen of its own energy-saving products in the expansion of its new headquarters building near Pittsburgh, Pennsylvania. Opened in August, more than 75 percent of the building's power is green energy purchased with wind credits, and 75 percent of its construction waste was recycled. The facility is a registered Leadership in Energy and Environmental Design (LEED) building. We anticipate earning LEED certification with a Silver rating in 2009.
- Approximately 18,000 to 20,000 Eaton employees from our Hydraulics and Aerospace businesses worldwide participated in a joint "Who's Depending on You?" safety program, contributing to a significant decline in their Days Away Case Rate from 1.5 to .61 over the past three years.
- Our Truck plant in Valinhos, Brazil, shares its eco-conscious philosophy and practices with the local community through social programs, such as its "Drop of Oil" program that has helped teach more than 700 area students the vital importance of responsible waste disposal.

Employing many of Eaton's own "green building" solutions, the design of our expanded Electrical headquarters is projected to reduce greenhouse gas emissions at the facility by more than two million pounds per year over conventional technologies.

As a member of the Business Roundtable's Climate RESOLVE initiative, Eaton pledged to reduce GHG emissions by 18 percent, indexed for sales, between 2006 and 2012. In just two years, we've achieved 79 percent of that goal.

GREENHOUSE GAS EMISSIONS
Adjusted for sales


2006: 89 metric tons of CO_2 per million dollars of sales


2007: 82 metric tons of CO_2 per million dollars of sales


2008: 76 metric tons of CO_2 per million dollars of sales

For more information about Eaton's sustainability programs and progress, please visit: www.eaton.com/sustainability

Consistent with our World Resources Institute-based carbon mapping process, the 2006 baseline and 2007 site lists were modified to reflect the 2008 site inventory.

Energy, waste, water and safety data are collected and reported through use of company processes that are designed to produce reliable information. These processes include manual steps that may introduce some variations in reported data. The company is proceeding to minimize these variations through rigorous process improvement efforts.

ENERGY CONSUMPTION BY REGION

Million kWH per million dollars of sales



Indexed Energy 2007
Indexed Energy 2008
0.21
0.19
0.20
0.21
0.14
0.13
0.15
0.14
0.19
0.17
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

CO_2 GENERATED BY REGION

Metric tons of CO_2 per million dollars of sales



Indexed GHG 2007
Indexed GHG 2008
102
91
47
51
57
56
100
92
82
76
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

CO_2 GENERATED BY REGION

Thousand metric tons of CO_2 per year



CO2 2007
CO2 2008
601
540
84
95
151
148
59
60
894
843
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

Energy Consumption Data reported represent a majority of Eaton's energy consumption at manufacturing plants worldwide. Of the sites reporting, 11% were located in Asia Pacific; 25% in Europe, the Middle East and Africa; 14% in Latin America; and 49% in North America. Emission rates are generated using World Resources Institute-recommended CO_2 conversion factors, which account for the variations by region. These conversion factors are based on typical energy generation methods, such as those using fossil fuels or other means.

WASTE GENERATION BY REGION

Kilograms of waste per $1,000 of sales



Indexed Waste 2007
Indexed Waste 2008
11.2
10.0
19.3
19.8
10.0
10.6
6.7
6.8
12.3
11.9
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

WATER CONSUMED BY REGION

Cubic meters of water per $1,000 of sales



Indexed Water 2007
Indexed Water 2008
0.50
0.43
0.29
0.29
0.34
0.30
0.48
0.44
0.42
0.38
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

Waste Generation Data reported represent a majority of Eaton's waste generation at manufacturing plants worldwide. Of the sites reporting, 16% were in Asia Pacific; 23% in Europe, the Middle East and Africa; 17% in Latin America; and 44% in North America. Water Consumption Data reported represent a majority of Eaton's water consumption at manufacturing plants worldwide. Of the sites reporting, 16% were in Asia Pacific; 23% in Europe, the Middle East and Africa; 17% in Latin America; and 44% in North America.

HEALTH AND SAFETY PERFORMANCE RATES

Rate per 100 employees



Total Recordable Case Rate (TRCR) 2007
Total Recordable Case Rate (TRCR) 2008
2.66
2.26
1.76
1.37
1.52
1.66
0.59
0.59
2.00
1.72
1.50 TRCR Goal
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

HEALTH AND SAFETY PERFORMANCE RATES

Rate per 100 employees



Days Away Case Rate (DACR) 2007
Days Away Case Rate (DACR) 2008
0.61
0.56
1.05
0.93
1.41
1.47
0.37
0.34
0.84
0.79
0.60 DACR Goal
North America
Latin America
Europe, Middle East, Africa
Asia Pacific
Total

Health and Safety Recordable Cases are work-related injuries or illnesses as defined by the U.S. Occupational Safety and Health Administration (OSHA). Days Away Cases are injuries or illnesses involving one or more days away from work as defined by OSHA.


Eaton Charitable Contributions 2004–2008
United Way
Gift Matching
Domestic
International
Disaster Relief
2004
$4,497,000
2005
$5,623,000
2006
$6,251,000
2007
$6,963,000
2008
$7,948,000

AS WE GROW, SO DOES GIVING. Over the past five years, Eaton has increased its contributions to charitable causes and community involvement programs by more than 75 percent, totaling nearly $8 million in 2008.

Inspiring green products and solutions

Eaton's sustainability leadership extends naturally to our power management products and services. Our technologies reduce energy consumption in buildings, improve the reliability and efficiency of renewable energy sources, reduce fuel consumption and emissions in aircraft, trucks and cars, and contribute in countless other ways to increasing both our customers' sustainability and profitability.

To continue to drive these innovations, we've launched the Eaton Green Leaf program to recognize Eaton products or solutions that deliver exceptional environmental benefits to customers. Following a rigorous evaluation, we awarded 10 Eaton Green Leaf labels in 2008 to products that included our hybrid electric vehicle solutions, Pow-R-Command™ Lighting Controls, SF_6-free medium-voltage switchgear (containing no sulfur hexafluoride), and the high-pressure hydraulic system designed for the Airbus A380. (For more information visit eaton.com/greensolutions.)

Caring for our communities

At Eaton, community involvement goes far beyond mere goodwill. It is essential to building thriving and sustainable businesses. That's why we work hard to become an integral part of the communities in which we live and work. From Searcy, Arkansas, to Shenzhen, China, the people who work in our global facilities decide which local organizations and causes to support through Eaton community involvement activities. This approach inspires greater employee participation and volunteerism, because our people can directly see — and take pride in — the results of their own decisions and actions.

During 2008, we contributed nearly $8 million to support these community involvement activities, including $729,702 in corporate matches through our retiree and employee matching gift program. Contributions to groups outside of North America grew by 55 percent, reflecting Eaton's continued global expansion. Eaton employees generously donated $3.5 million to 73 local United Way campaigns during the year. We added $1.8 million in corporate matches, for a total United Way contribution of $5.3 million.

To reinforce the importance of community involvement, we evaluate each of our facility's local activities through our Eaton Business Excellence assessment. We also reward the outstanding individual achievements of Eaton employees through our annual Stover Volunteerism awards. Among the hundreds of employee-driven programs that Eaton helped to fund in 2008:

- In San Jose, Costa Rica, our employees have adopted Porfirio Brenes Primary School, which serves approximately 1,200 children from low-income families in the area. Local employees volunteer regularly at the school, and Eaton is investing in physical improvements to the facility to make it a better learning environment.
- In Monfalcone, Italy, we support Fondazione ANT Italia O.N.L.U.S. (ANT), an organization of volunteer doctors and nurses who provide hospice care to cancer patients in their homes. Last year, local employees raised more than $3,000 for ANT through pledge drives and raffles, which Eaton augmented with a $25,000 grant.
- In Jackson, Mississippi, we're helping to fund the construction of The Mississippi Children's Museum and volunteering our time to support local educational fairs to inspire youngsters throughout the region to broaden their horizons through fun and engaging learning activities.

Eaton contributed nearly $300,000 — about half from employees — to the Red Cross Society of China and its affiliates to support relief work and humanitarian efforts following the massive earthquake that struck China's Sichuan Province in May 2008.


on the scene

PUTTING OUR MONEY WHERE OUR HEARTS ARE. Eaton's diverse community involvement activities in India include providing support for a home for impoverished women and children near our facility in Pune. Our company and people have also contributed generously to victims of the Bihar floods.

Enriching the work environment

Eaton is a values-based company that respects the unique individual differences of every employee and values the diverse viewpoints and perspectives that lead to creativity and innovation. Our core values of integrity, trust, respect, dignity and honesty are the foundation of everything we do — and the essence of what makes Eaton admired by employees, customers, shareholders and communities.

For the second straight year, Eaton was named one of the "World's Most Ethical Companies" by the Ethisphere Institute, which recognized our corporate dedication to "Doing Business Right"— an unwavering commitment to the highest ethical practices and standards of behavior. We support this commitment through our Global Ethics office, which provides training and support to help managers and employees at all levels of our company make the right decisions when faced with ethical issues. Additionally, we operate the Office of the Ombuds, an independent, neutral and confidential resource to help employees identify and resolve work-related issues and problems. During 2008, we opened a new Ombuds office in Shanghai, China, to support our growing business in the Asia Pacific region.

Eaton operates on a platform of common policies, practices and processes, helping us to leverage our strengths and perform as one integrated operating company. This platform — known as the Eaton Business System — includes "The Eaton Philosophy: Excellence Through People," which outlines the mutual responsibilities of our businesses and employees for creating an engaging high-performance environment.

During 2008, we updated the Eaton Philosophy to reflect the changing nature of our business and our growth around the world. This included revising our Eaton Philosophy Work Practices (EPWP), a comprehensive set of more than 70 specific guidelines used to evaluate the performance of our individual facilities across a number of criteria — from employee communication to work practices. EPWP assessments are a crucial consideration in the Eaton Business Excellence evaluation process, in which each of our major operating facilities participates every two to three years.

Eaton supports continuous learning through a wide variety of learning resources that are available "just in time, just enough, just for you." These resources include Eaton University, the Eaton University Library, self-directed e-learning programs, live and virtual events, instructor-led programs and Communities of Practice.

During the year, we expanded the Eaton University Library, increasing utilization by more than 70 percent, and introduced new middle-manager learning programs to enhance our organizational capabilities. We also expanded our Communities of Practice (now more than 40 throughout the company) to facilitate information sharing, and launched EBS Navigator, an interactive tool that assists users in finding appropriate Eaton Business System solutions for their business challenges.

More than 98 percent of our global workforce participated in our annual employee survey during 2008, in which four out of five employees reported they were proud to be part of the Eaton team.

on the money

Eaton's revenue growth outpaced our end markets by $120 million in 2008 — the eighth consecutive year that we have grown faster than the market segments in which our businesses compete.

On your mind

We want to know what you think of Eaton's 2008 Annual Report. Please take a few minutes to complete this short survey.

1 What is your overall impression of the printed annual report?

___ Excellent ___ Good ___ Neutral ___ Fair ___ Poor

2 The 2008 Annual Report improved your understanding of Eaton Corporation as a diversified industrial enterprise with a focus on power management.

___ Strongly agree ___ Somewhat agree ___ Neutral

___ Somewhat disagree ___ Strongly disagree

3 Do you have any other comments about Eaton's 2008 Annual Report?

____

4 The 2008 Sustainability Report improved your understanding of and contained valuable information related to Eaton's commitment to sustainability.

___ Strongly agree ___ Somewhat agree ___ Neutral

___ Somewhat disagree ___ Strongly disagree

5 Do you have any other comments about Eaton's 2008 Sustainability Report?

____

6 Please describe the way(s) in which you are affiliated with Eaton. Examples: customer, media, shareholder and/or employee.

____



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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Eaton Corporation

We have audited the accompanying consolidated balance sheets of Eaton Corporation as of December 31, 2008 and 2007, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eaton Corporation at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with United States generally accepted accounting principles.

As discussed in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements, in accordance with SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)*, Eaton Corporation changed its method of accounting for the funded status of its defined benefit pension and other postretirement benefit plans in 2006 and, in 2008, changed its method of accounting for the measurement date provisions of these plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Eaton Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion thereon.



Ernst & Young LLP

Cleveland, Ohio
February 27, 2009

Management's Report on Financial Statements

We have prepared the accompanying consolidated financial statements and related information of Eaton Corporation included herein for the three years ended December 31, 2008. The primary responsibility for the integrity of the financial information included in this annual report rests with management. The financial information included in this annual report has been prepared in accordance with accounting principles generally accepted in the United States based on our best estimates and judgments and giving due consideration to materiality. The opinion of Ernst & Young LLP, Eaton's independent registered public accounting firm, on those financial statements is included herein.

Eaton has high standards of ethical business practices supported by the Eaton Code of Ethics and corporate policies. Careful attention is given to selecting, training and developing personnel, to ensure that management's objectives of establishing and maintaining adequate internal controls and unbiased, uniform reporting standards are attained. Our policies and procedures provide reasonable assurance that operations are conducted in conformity with applicable laws and with the Company's commitment to a high standard of business conduct.

The Board of Directors pursues its responsibility for the quality of Eaton's financial reporting primarily through its Audit Committee, which is composed of six independent directors. The Audit Committee meets regularly with management, the internal auditors and the independent registered public accounting firm to ensure that they are meeting their responsibilities and to discuss matters concerning accounting, control, audits and financial reporting. The internal auditors and independent registered public accounting firm have full and free access to senior management and the Audit Committee.



Alexander M. Cutler
Chairman and Chief Executive Officer; President



Richard H. Fearon
Vice Chairman and
Chief Financial and Planning Officer



Billie K. Rawot
Senior Vice President and Controller

February 27, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Eaton Corporation

We have audited Eaton Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eaton Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of certain entities that were acquired during 2008, which are included in the 2008 consolidated financial statements of Eaton Corporation and constituted approximately 7% of total assets as of December 31, 2008 and 10% of net sales for the year then ended. Our audit of internal control over financial reporting of Eaton Corporation also did not include an evaluation of the internal control over financial reporting for these entities.

In our opinion, Eaton Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eaton Corporation as of December 31, 2008 and 2007, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 27, 2009 expressed an unqualified opinion thereon.



Ernst & Young LLP

Cleveland, Ohio
February 27, 2009

Management's Report on Internal Control Over Financial Reporting

The management of Eaton Corporation is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act rules 13a-15(f)).

Under the supervision and with the participation of Eaton's management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. Our evaluation of internal control over financial reporting did not include the internal controls of certain entities that were acquired during 2008, which are included in the 2008 consolidated financial statements and constituted approximately 7% of total assets as of December 31, 2008 and 10% of net sales for the year then ended. In conducting this evaluation, we used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control–Integrated Framework*. Based on this evaluation under the framework referred to above, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

The independent registered public accounting firm Ernst & Young LLP has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. This report is included herein.



Alexander M. Cutler
Chairman and Chief Executive Officer; President



Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer



Billie K. Rawot
Senior Vice President and Controller

February 27, 2009

Statements of Consolidated Income

YEAR ENDED DECEMBER 31	**2008**	2007	2006
(Millions except for per share data)			
Net sales	$ 15,376	$ 13,033	$ 12,232
Cost of products sold	11,191	9,382	8,949
Selling & administrative expense	2,513	2,139	1,939
Research & development expense	417	335	315
Interest expense-net	157	147	105
Contribution to Eaton Charitable Fund		16	
Other (income) expense-net	(30)	(27)	(45)
Income from continuing operations before income taxes	1,128	1,041	969
Income taxes	73	82	72
Income from continuing operations	1,055	959	897
Income from discontinued operations	3	35	53
Net income	$ 1,058	$ 994	$ 950
Net income per Common Share assuming dilution			
Continuing operations	$ 6.50	$ 6.38	$ 5.87
Discontinued operations	.02	.24	.35
	$ 6.52	$ 6.62	$ 6.22
Average number of Common Shares outstanding assuming dilution	162.3	150.3	152.9
Net income per Common Share basic			
Continuing operations	$ 6.58	$ 6.51	$ 5.97
Discontinued operations	.02	.24	.35
	$ 6.60	$ 6.75	$ 6.32
Average number of Common Shares outstanding basic	160.2	147.3	150.2
Cash dividends paid per Common Share	$ 2.00	$ 1.72	$ 1.48

The notes on pages 31 to 43 are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

DECEMBER 31	2008	2007
(Millions)		
Assets		
Current assets		
Cash	$ 188	$ 142
Short-term investments	342	504
Accounts receivable	2,295	2,208
Inventories	1,554	1,483
Deferred income taxes	239	291
Other current assets	177	139
	4,795	4,767
Property, plant & equipment-net		
Land & buildings	1,425	1,175
Machinery & equipment	4,142	4,067
	5,567	5,242
Accumulated depreciation	(2,928)	(2,909)
	2,639	2,333
Goodwill	5,232	3,982
Other intangible assets	2,518	1,557
Deferred income taxes	971	498
Other assets	500	293
	$16,655	$ 13,430
Liabilities & Shareholders' Equity		
Current liabilities		
Short-term debt	$ 812	$ 825
Current portion of long-term debt	269	160
Accounts payable	1,121	1,170
Accrued compensation	297	355
Other current liabilities	1,246	1,149
	3,745	3,659
Long-term debt	3,190	2,432
Pension liabilities	1,650	681
Other postretirement liabilities	703	772
Deferred income taxes	543	224
Other liabilities	507	490
Shareholders' equity		
Common Shares (165.0 million outstanding in 2008 and 146.0 million in 2007)	82	73
Capital in excess of par value	3,879	2,290
Retained earnings	3,917	3,257
Accumulated other comprehensive loss	(1,538)	(423)
Deferred compensation plans	(23)	(25)
	6,317	5,172
	$16,655	$ 13,430

The notes on pages 31 to 43 are an integral part of the consolidated financial statements.

Statements of Consolidated Cash Flows

YEAR ENDED DECEMBER 31	2008	2007	2006
(Millions)			
Net cash provided by (used in) operating activities			
Net income	$ 1,058	$ 994	$ 950
Adjustments to reconcile to net cash provided by operating activities			
Depreciation & amortization	592	469	434
Deferred income taxes	(225)	(51)	37
Pension liabilities, net of contributions	5	26	79
Gain on sales of businesses	(19)	(46)	(56)
Other long-term liabilities	(40)	(25)	(45)
Other non-cash items in income	49	38	33
Changes in working capital, excluding acquisitions & sales of businesses			
Accounts receivable	128	(72)	(40)
Inventories	118	(79)	(129)
Accounts payable	(208)	27	207
Accrued income & other taxes	(31)	(41)	(149)
Other current liabilities	(125)	11	136
Other working capital accounts	(81)	10	43
Cash received from termination of interest rate swaps	85	19	1
Other-net	110	(119)	(70)
	1,416	1,161	1,431
Net cash provided by (used in) investing activities			
Expenditures for property, plant & equipment	(448)	(354)	(360)
Cash paid for acquisitions of businesses	(2,807)	(1,433)	(256)
Proceeds from sales of businesses	25	119	65
Sales (purchases) of short-term investments-net	100	247	(418)
Other-net	(69)	(39)	(42)
	(3,199)	(1,460)	(1,011)
Net cash provided by (used in) financing activities			
Borrowings with original maturities of more than three months			
Proceeds	1,656	1,652	706
Payments	(984)	(979)	(617)
Borrowings with original maturities of less than three months-net, primarily commercial paper	(5)	62	(35)
Cash dividends paid	(320)	(251)	(220)
Proceeds from issuance of Common Shares	1,522		
Proceeds from exercise of employee stock options	47	141	108
Income tax benefit from exercise of employee stock options	13	42	28
Purchase of Common Shares	(100)	(340)	(386)
	1,829	327	(416)
Total increase in cash	46	28	4
Cash at the beginning of the year	142	114	110
Cash at the end of the year	$ 188	$ 142	$ 114

The notes on pages 31 to 43 are an integral part of the consolidated financial statements.

Statements of Consolidated Shareholders' Equity

	Common Shares		Capital in excess of	Retained	Accumulated other comprehensive	Deferred compensation	Total Shareholders'
	Shares	Dollars	par value	earnings	loss	plans	equity
(Millions)							
Balance at January 1, 2006	148.5	$ 74	$ 2,013	$ 2,376	$ (649)	$ (36)	$ 3,778
Net income				950			950
Foreign currency translation and related hedging instruments (including income tax benefits of $16)					95		95
Deferred loss on cash flow hedges (net of income tax benefits of $3)					(5)		(5)
Minimum pension liability (net of income tax benefits of $1)					(8)		(8)
Other comprehensive income							82
Total comprehensive income							1,032
Adjustment to initially apply SFAS No.158							
Pensions (net of income tax benefits of $85)					(163)		(163)
Other postretirement benefits (net of income tax benefits of $119)					(119)		(119)
Cash dividends paid				(220)			(220)
Issuance of shares under employee benefit plans, including income tax benefits of $36	3.1	2	176	(2)		13	189
Purchase of shares by trust						(5)	(5)
Purchase of shares	(5.3)	(3)	(75)	(308)			(386)
Balance at December 31, 2006	146.3	73	2,114	2,796	(849)	(28)	4,106
Net income				994			994
Foreign currency translation and related hedging instruments (including income taxes of $14)					212		212
Deferred loss on cash flow hedges (net of income tax benefits of $3)					(5)		(5)
Pensions (net of income taxes of $101)					214		214
Other postretirement benefits (net of income taxes of $8)					5		5
Other comprehensive income							426
Total comprehensive income							1,420
Cash dividends paid				(251)			(251)
Issuance of shares under employee benefit plans, including income tax benefits of $51	3.7	2	237	(5)		8	242
Purchase of shares by trust						(5)	(5)
Purchase of shares	(4.0)	(2)	(61)	(277)			(340)
Balance at December 31, 2007	146.0	73	2,290	3,257	(423)	(25)	5,172
Net income				1,058			1,058
Foreign currency translation and related hedging instruments (including income tax benefits of $68)					(722)		(722)
Deferred loss on cash flow hedges (net of income tax benefits of $12)					(23)		(23)
Pensions (net of income tax benefits of $227)					(419)		(419)
Other postretirement benefits (net of income taxes of $31)					49		49
Other comprehensive loss							(1,115)
Total comprehensive loss							(57)
Effects of changing measurement date under SFAS No. 158 (net of income tax benefits of $8)				(11)			(11)
Cash dividends paid				(320)			(320)
Issuance of shares under employee benefit plans, including income tax benefits of $16	1.7	1	109	(1)		5	114
Issuance of shares	18.7	9	1,513				1,522
Purchase of shares by trust						(3)	(3)
Purchase of shares	(1.4)	(1)	(33)	(66)			(100)
Balance at December 31, 2008	165.0	$ 82	$ 3,879	$ 3,917	$(1,538)	$ (23)	$ 6,317

The notes on pages 31 to 43 are an integral part of the consolidated financial statements.

Millions of dollars unless indicated otherwise (per share data assume dilution)

Description of Company

Eaton Corporation is a diversified power management company and a global technology leader in: electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 75,000 employees and sells products to customers in more than 150 countries.

Accounting Policies

Consolidation & Basis of Presentation

The consolidated financial statements include accounts of Eaton and all subsidiaries and other controlled entities. The equity method of accounting is used for investments in associate companies where the Company has a 20% to 50% ownership interest. These associate companies are not material either individually, or in the aggregate, to Eaton's financial position, results of operations or cash flows.

Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties and equipment, as described in "Lease Commitments" in the Notes below. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to Eaton's financial position, results of operations or cash flows.

Revenue Recognition

Sales are recognized when a sales agreement is in place, products have been shipped to unaffiliated customers and title has transferred in accordance with shipping terms (FOB shipping point, FOB destination or equivalent International Commercial (INCO) Terms), the selling price is fixed and determinable and collectability is reasonably assured, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Other revenues for service contracts are generally recognized as the services are provided.

Foreign Currency Translation

The functional currency for substantially all subsidiaries outside the United States is the local currency. Financial statements for these subsidiaries are translated into United States dollars at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recorded in Accumulated other comprehensive income (loss) in Shareholders' equity. Gains and losses related to foreign currency transactions are recorded in Other (income) expense-net in the Statements of Consolidated Income.

Inventories

Inventories are carried at lower of cost or market. Inventories in the United States are generally accounted for using the last-in, first-out (LIFO) method. Remaining United States and all other inventories are accounted for using the first-in, first-out (FIFO) method. Cost components include raw materials, purchased components, direct labor, indirect labor, utilities, depreciation, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and costs of the distribution network.

Depreciation & Amortization

Depreciation and amortization are computed by the straight-line method for financial statement purposes. Cost of buildings is depreciated over principally 40 years and machinery and equipment over principally 3 to 10 years. At December 31, 2008, the weighted-average amortization periods for intangible assets subject to amortization were 14 years for patents, 18 years for manufacturing technology and 20 years for customer relationships, primarily as a result of the long life of aircraft platforms. Software is amortized over a range of 3 to 7 years.

Long-lived assets, except goodwill and indefinite life intangible assets as described in the Notes below, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review include operations reporting losses, a significant adverse change in the use of an asset, the planned disposal or sale of the asset, a significant adverse change in the business climate or legal factors related to the asset, or a significant decrease in the estimated fair value of an asset. The asset would be considered impaired when the estimated future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Goodwill & Indefinite Life Intangible Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *"Goodwill and Other Intangible Assets,"* Eaton does not amortize goodwill and indefinite life intangible assets recorded in connection with business acquisitions. Indefinite life intangible assets primarily consist of trademarks.

Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each unit including goodwill and intangible assets. The Company completed annual impairment tests for goodwill and indefinite life intangible assets as of July 1, 2008 as required by SFAS No. 142. In addition, based on changes in the global economic environment in the second half of 2008, goodwill and indefinite life intangible assets were also tested for impairment in the fourth quarter of 2008. These tests confirmed that the fair value of the Company's reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized.

Derivative Financial Instruments

In the normal course of business, Eaton is exposed to fluctuations in interest rates, foreign currency exchange rates, and commodity prices. The Company uses various financial instruments, primarily interest rate swaps, foreign currency forward exchange contracts, foreign currency swaps and, to a lesser extent, commodity swaps, to manage exposure to these market fluctuations.

Derivative financial instruments used by Eaton are straightforward, non-leveraged instruments. The counterparties to these instruments are financial institutions with strong credit ratings. Eaton maintains control over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions. Such derivative financial instruments are not purchased and sold solely for trading purposes, except for nominal amounts authorized under limited, controlled circumstances.

All derivative financial instruments are recognized as either assets or liabilities in the Consolidated Balance Sheet and are measured at fair value. Accounting for the gain or loss resulting from the change in the financial instrument's fair value depends on whether it has been designated, and is effective, as a hedge and, if so, on the nature of the hedging activity. Financial instruments can be designated as hedges of changes in the fair value of a recognized fixed-rate asset or liability, or the firm commitment to acquire such an asset or liability; as hedges of variable cash flows of a recognized variable-rate asset or liability, or the forecasted acquisition of such an asset or liability; or as hedges of foreign currency exposure from a net investment in one of the Company's foreign operations. Gains and losses related to a hedge are either recognized in income immediately to offset the gain or loss on the hedged item or are deferred and reported as a component of Accumulated other comprehensive income (loss) in Shareholders' equity and subsequently recognized in net income when the hedged item affects net income. The change in fair value of the ineffective portion of a financial instrument is recognized in net income immediately. The gain or loss related to financial instruments that are not designated as hedges are recognized immediately in net income.

Warranty Expenses

Estimated product warranty expenses are accrued in Cost of products sold at the time the related sale is recognized. Estimates of warranty expenses are based primarily on historical warranty claim experience and specific customer contracts. Warranty expenses include accruals for basic warranties for products sold, as well as accruals for product recalls and other related events when they are known and estimable.

Asset Retirement Obligations

A conditional asset retirement obligation is recognized at fair value when incurred, if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation would be factored into the measurement of the liability when sufficient information exists. Eaton believes that for substantially all of its asset retirement obligations, there is an indeterminate settlement date because the range of time over which the Company may settle the obligation is unknown or cannot be estimated. A liability for these obligations will be recorded in the period when sufficient information regarding timing and method of settlement becomes available to make a reasonable estimate of the liability's fair value.

Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Financial Presentation Changes

Certain amounts for prior years have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

Employers' Disclosures about Postretirement Benefit Plan Assets

In December 2008, the Financial Accounting Standards Board (FASB) issued FSP 132 (R)-1, *"Employers' Disclosures about Postretirement Benefit Plan Assets."* FSP 132 (R)-1 provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The guidance addresses disclosures related to the categories of plan assets, concentration of risk arising within or across the categories of plan assets, and fair value measurements of plan assets. This Staff Position is effective for Eaton in 2009 and will have no effect on its consolidated financial position or results of operations.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133."* SFAS No. 161 provides for enhanced disclosures of how derivative and hedging activities affect an entity's financial position, financial performance, and cash flows. This Statement is effective for Eaton in 2009 and will have no effect on its consolidated financial position or results of operations.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (R), *"Business Combinations."* This Statement establishes principles and requires the buyer to:

- Recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity.
- Measure shares issued in consideration for a business combination at fair value on the acquisition date.
- Recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings.
- With certain exceptions, recognize pre-acquisition loss and gain contingencies at their acquisition date fair values.
- Capitalize in-process research and development assets acquired.
- Expense, as incurred, acquisition-related transaction costs.
- Capitalize acquisition-related restructuring costs only if the criteria in SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* are met as of the acquisition date.
- Recognize in income tax expense changes in income tax valuation allowances and accruals for income tax uncertainties that were recorded in a business acquisition, including acquisitions of businesses completed prior to 2009.

This Statement will be effective for Eaton in 2009. Statement 141 (R) will affect Eaton's consolidated financial position or results of operations based on the specific conditions related to future acquisitions.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51."* This Statement clarifies accounting and reporting for a noncontrolling interest, sometimes called a minority interest, which is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent company. This Statement will be effective for Eaton in 2009. The Company expects that this Statement will not have a material effect on its consolidated financial position and results of operations.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* This Statement defines fair value for financial and non-financial assets and liabilities, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance applies to other accounting pronouncements that require or permit fair value measurements. In 2008, Eaton adopted the provisions of SFAS No. 157 for financial assets and liabilities and for non-financial assets recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). These primarily included short and long-term investments, derivative financial instruments, assets related to defined benefit pension plans, and financial assets and liabilities related to acquired businesses. The adoption of this Statement in 2008 had an immaterial effect on Eaton's consolidated financial position and results of operations. In 2009, Eaton must adopt the provisions of SFAS No. 157 for other non-financial assets and liabilities, primarily goodwill, intangible assets, non-financial assets and liabilities related to acquired businesses, and impairment and restructuring activities. The Company expects that this Statement will not have a material effect on its consolidated financial position and results of operations.

Acquisitions of Businesses

In 2008, 2007, and 2006, Eaton acquired certain businesses and formed a joint venture in separate transactions for combined net cash purchase prices of $2,807 in 2008, $1,433 in 2007 and $256 in 2006. The Statements of Consolidated Income include the results of these businesses from the effective dates of acquisition or formation. A summary of these transactions for 2008 and 2007 follows on page 33.

The allocations of the purchase prices for certain acquisitions in 2008 are not final, and may be subsequently adjusted based on final purchase price allocation reports and other information.

In 2008, Eaton acquired The Moeller Group electrical business and the Phoenixtec electrical business for combined cash purchase prices of $2,695. Assets and liabilities for these businesses were recorded at estimated fair values as determined by Eaton's management based on available information and on assumptions as to future operations. The Company is in the process of completing the purchase price allocations, including the finalization of valuations of certain tangible and intangible assets, and the finalization of integration and income tax liabilities. The preliminary allocations of the purchase prices are summarized below:

Current assets	$ 702
Property, plant & equipment	447
Goodwill	1,624
Other intangible assets	1,073
Other assets	107
Total assets acquired	3,953
Total liabilities assumed	1,258
Net assets acquired	$ 2,695

Other intangible assets of $1,073 include estimates of $640 of customer relationships having a useful life of 10 to 15 years, $251 related to trademarks having a useful life of 15 to 20 years, and $182 of technology having a useful life of 3 to 13 years. Goodwill of $1,232 for Moeller and $392 for Phoenixtec are non-deductible for income tax purposes.

In 2007, Eaton acquired the Argo-Tech aerospace business and the MGE small systems UPS electrical business for combined cash purchase prices of $1,346. In 2007, the assets and liabilities for these businesses were recorded at estimated fair values as determined by Eaton's management based on available information and on assumptions as to future operations. As completed in 2008, the final allocations of the purchase prices, which did not differ materially from preliminary estimates, are summarized below:

Current assets	$ 223
Property, plant & equipment	23
Goodwill	899
Other intangible assets	582
Total assets acquired	1,727
Total liabilities assumed	381
Net assets acquired	$ 1,346

Other intangible assets of $582 included $42 related to trademarks not subject to amortization, $436 of customer relationships having a useful life of 5 to 25 years, and $104 of technology having a useful life of 5 to 25 years. Goodwill of $420 for Argo-Tech and $479 for the MGE small systems UPS electrical business are non-deductible for income tax purposes.

Acquired business	Date of acquisition	Business segment	Annual sales
Integ Holding Limited *The parent company of Integrated Hydraulics Ltd., a U.K.-based manufacturer of screw-in cartridge valves, custom-engineered hydraulic valves and manifold systems*	October 2, 2008	Hydraulics	$52 for 2007
Nittan Global Tech Co. Ltd. *A joint venture to manage the global design, manufacture and supply of engine valves and valve actuation products to Japanese and Korean automobile and engine manufacturers. In addition, during the second half of 2008, several related manufacturing joint ventures were established.*	Operational October 1, 2008	Automotive	New joint venture
Engine Valves Business of Kirloskar Oil Engines Ltd. *An India-based designer, manufacturer and distributor of intake and exhaust valves for diesel and gasoline engines*	July 31, 2008	Automotive	$5 for 2007
PK Electronics *A Belgium-based distributor and service provider of single phase and three-phase uninterruptible power supply (UPS) systems*	July 31, 2008	Electrical	$9 for 2007
The Moeller Group *A Germany-based supplier of electrical components for commercial and residential building applications and industrial controls for industrial equipment applications*	April 4, 2008	Electrical	€1.02 billion for 2007
Balmen Electronic, S.L. *A Spain-based distributor and service provider of uninterruptible power supply (UPS) systems*	March 31, 2008	Electrical	$6 for 2007
Phoenixtec Power Company Ltd. *A Taiwan-based manufacturer of single and three-phase uninterruptible power supply (UPS) systems*	February 26, 2008	Electrical	$515 for 2007
Arrow Hose & Tubing Inc. *A Canada-based manufacturer of thermoplastic hose and tubing for the industrial, food and beverage, and agricultural markets*	November 8, 2007	Hydraulics	$12 for 2006
MGE small systems UPS business from Schneider Electric *A France-based global provider of power quality solutions including uninterruptible power supply (UPS) systems, power distribution units, static transfer switches and surge suppressors*	October 31, 2007	Electrical	$245 for 2007
Babco Electric Group *A Canada-based manufacturer of specialty low- and medium-voltage switchgear and electrical housings for use in the Canadian oil and gas industry and other harsh environments*	October 19, 2007	Electrical	$11 for 2007
Pulizzi Engineering *A U.S. manufacturer of alternating current (AC) power distribution, AC power sequencing, redundant power and remote-reboot power management systems*	June 19, 2007	Electrical	$12 for 2006
Technology and related assets of SMC Electrical Products, Inc.'s industrial medium-voltage adjustable frequency drive business	May 18, 2007	Electrical	None
Fuel components division of Saturn Electronics & Engineering, Inc. *A U.S. designer and manufacturer of fuel containment and shutoff valves, emissions control valves and specialty actuators*	May 2, 2007	Automotive	$28 for 2006
Aphel Technologies Limited *A U.K.-based global supplier of high density, fault-tolerant power distribution solutions for datacenters, technical offices, laboratories and retail environments*	April 5, 2007	Electrical	$12 for 2006
Argo-Tech Corporation *A U.S.-based manufacturer of high-performance aerospace engine fuel pumps and systems, airframe fuel pumps and systems, and ground fueling systems for commercial and military aerospace markets*	March 16, 2007	Aerospace	$206 for 2006
Power Protection Business of Power Products Ltd. *A Czech Republic distributor and service provider of Powerware® products and other uninterruptible power supply (UPS) systems*	February 7, 2007	Electrical	$3 for 2006

Pro Forma Results of Continuing Operations

In order to portray the results for Moeller, purchased in April 2008; Phoenixtec, purchased in February 2008; the MGE small systems UPS business, purchased in October 2007; and Argo-Tech, purchased in March 2007, as if they had been acquired and consolidated with Eaton at the beginning of 2007, unaudited pro forma results for continuing operations are presented below. The pro forma results include estimates and assumptions, which Eaton's management believes are reasonable. However, the pro forma results do not include any cost savings or other effects of the planned integrations of these businesses and, accordingly, are not necessarily indicative of the results which would have occurred if the business combinations had been in effect on the dates indicated. These unaudited pro forma results do not include businesses acquired in 2008 and 2007 that were immaterial.

	2008	2007
Net sales	$ 15,853	$15,106
Income from continuing operations	1,070	946
Income from continuing operations per Common Share		
Assuming dilution	$ 6.59	$ 6.29
Basic	$ 6.68	$ 6.42

Restructuring Liabilities

Eaton has undertaken restructuring activities at acquired businesses, including workforce reductions, plant consolidations and facility closures. In accordance with Emerging Issues Task Force (EITF) Issue No. 95-3, *"Recognition of Liabilities in Connection with a Purchase Business Combination,"* liabilities for these restructuring activities were recognized in the allocation of the purchase price related to the acquired business. A summary of these liabilities, and utilization of the various components, follows:

	Workforce reductions		Plant closing	
	Employees	Dollars	& other	Total
Balance at January 1, 2006	944	$ 24	$ 37	$ 61
Liabilities recorded	417	17	28	45
Utilized	(285)	(8)	(43)	(51)
Balance at December 31, 2006	1,076	33	22	55
Liabilities recorded	282	7	2	9
Utilized	(699)	(13)	(12)	(25)
Balance at December 31, 2007	659	27	12	39
Liabilities recorded	52	3	2	5
Utilized	(428)	(18)	(13)	(31)
Balance at December 31, 2008	283	$ 12	$ 1	$ 13

Acquisition Integration & Plant Closing Charges

Acquisition Integration Charges

In 2008, 2007 and 2006, Eaton incurred charges related to the integration of acquired businesses. These charges which consisted of plant consolidations and integration, were recorded as expense as incurred. A summary of these charges follows:

	2008	2007	2006
Electrical	$ 47	$ 12	$ 7
Hydraulics	6	12	11
Aerospace	20	39	12
Truck			5
Automotive	3	1	5
Corporate	1		
Pretax charges	$ 77	$ 64	$ 40
After-tax charges	$ 51	$ 42	$ 27
Per Common Share	$ .31	$ .28	$ .17

Charges in 2008 were related primarily to the integration of the following acquisitions: in the Electrical segment, Moeller, Phoenixtec and the MGE small systems UPS business; in the Hydraulics segment, Ronningen-Petter and Synflex; in the Aerospace segment, Argo-Tech, PerkinElmer and Cobham; and in the Automotive segment, Saturn and the engine valve business of Kirloskar Oil Engines Ltd.

Charges in 2007 were related primarily to the integration of the following acquisitions: in the Electrical segment, the MGE small systems UPS business, Schreder-Hazemeyer, Senyuan and Powerware; in the Hydraulics segment, Synflex, Hayward and Walterscheid; in the Aerospace segment, Argo-Tech, PerkinElmer and Cobham; and in the Automotive segment, Saturn.

Charges in 2006 were related primarily to the integration of the following acquisitions: in the Electrical segment, Pringle and Powerware; in the Hydraulics segment, Synflex, Hayward, Winner and Walterscheid; in the Aerospace segment, PerkinElmer and Cobham; in the Truck segment, Pigozzi; and in the Automotive segment, Tractech and Morestana.

Plant Closing Charges

On October 20, 2008, Eaton announced the closure of its automotive engine valve lifters manufacturing plant in Massa, Italy. There were approximately 350 employees affected by the closure decision. The action was taken to better align manufacturing capacity with future industry demand and to improve the competitive position of the valve actuation business. Aggregate pretax charges associated with this closure were $27, which were recognized in the fourth quarter of 2008, when management approved this action. These costs, which consisted of charges of $17 for severance, $7 for the write-down of assets and $3 for other costs, reduced operating profit of the Automotive segment.

In first quarter 2006, Eaton announced, and began to implement, its Excel 07 program. This program was a series of actions concluded in 2006 intended to address resource levels and operating performance in businesses that under-performed in 2005, and businesses that were expected to weaken during second half 2006 and in 2007. As part of this program, charges were incurred related to plant closings in four business segments in 2006. A summary of charges incurred by each segment related to these plant closings, including workforce reductions, plant integration and other charges, follows:

	2006
Electrical	$ 12
Hydraulics	7
Truck	29
Automotive	58
Pretax charges	$106

Summary of Acquisition Integration & Plant Closing Charges & Liabilities

A summary of acquisition integration charges and plant closing charges and remaining liabilities follows:

	Workforce reductions		Plant closing	
	Employees	Dollars	& other	Total
Balance at January 1, 2006	166	$ 3	$ 1	$ 4
Liabilities recorded	2,339	85	61	146
Utilized	(902)	(39)	(56)	(95)
Balance at December 31, 2006	1,603	49	6	55
Liabilities recorded	4	2	64	66
Utilized	(1,044)	(37)	(69)	(106)
Balance at December 31, 2007	563	14	1	15
Liabilities recorded	422	21	87	108
Utilized	(451)	(14)	(84)	(98)
Balance at December 31, 2008	534	$ 21	$ 4	$ 25

The acquisition integration and plant closing charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related business segment.

Subsequent Event–Employment Reduction Actions in 2009

Eaton took significant employee reduction actions in January 2009 due to the severe economic downturn. These actions related to approximately 5,200 employees and will result in a pretax charge of approximately $110 in the first quarter of 2009.

Discontinued Operations

In the third quarter 2007, Eaton sold the Mirror Controls Division of the Automotive segment for $111, resulting in a $20 after-tax gain, or $.12 per Common Share. In the third quarter 2006, certain other businesses of the Automotive segment were sold for $64, resulting in a $35 after-tax gain, or $.23 per share. The gains on sale of the Mirror Controls Division and the businesses sold in 2006, and other results of these businesses, are reported as Discontinued operations in the Statements of Consolidated Income.

Short-Term Investments

Eaton invests excess cash generated from operations in short-term marketable investments and classifies these investments as "available-for-sale" under SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities."* In accordance with SFAS No. 115, available-for-sale investments are recorded at fair value, with the unrealized gain or loss recorded in Accumulated other comprehensive income (loss) in Shareholders' equity. A summary of the carrying value of short-term investments follows:

	2008	2007
Time deposits & certificate of deposits with banks	$ 237	$ 198
Bonds issued by foreign governments	63	121
Money market investments	34	174
Other	8	11
	$ 342	$ 504

The carrying value of short-term investments approximates the fair value of these investments.

Goodwill & Other Intangible Assets

A summary of goodwill follows:

	2008	2007
Electrical	$2,834	$1,570
Hydraulics	1,002	984
Aerospace	1,037	1,069
Truck	143	148
Automotive	216	211
	$5,232	$3,982

The increase in goodwill in 2008 was due to goodwill for businesses acquired during 2008, partially offset by the final allocation of purchase price for businesses acquired prior to 2008 and foreign currency translation. These transactions are described in the "Acquisitions of Businesses" Note above.

A summary of other intangible assets follows:

	2008		2007	
	Historical cost	Accumulated amortization	Historical cost	Accumulated amortization
Intangible assets not subject to amortization (primarily trademarks)	$ 525		$ 530	
Intangible assets subject to amortization				
Customer relationships	$1,327	$ 144	$ 690	$ 73
Patents	443	131	192	102
Manufacturing technology	429	50	246	25
Other	190	71	153	54
	$2,389	$ 396	$1,281	$ 254

Expense related to intangible assets subject to amortization for 2008 was $161. Estimated annual pretax expense for intangible assets subject to amortization for each of the next five years is $161 in 2009, $162 in 2010, $158 in 2011, $142 in 2012 and $129 in 2013.

Debt & Other Financial Instruments

Short-term debt of $812 at December 31, 2008 included $767 of short-term commercial paper for operations in the United States which had a weighted-average interest rate of 2.0%, $7 of other short-term debt in the United States, and $38 of short-term debt for operations outside the United States. Borrowings for operations outside the United States were largely denominated in local currencies. Operations outside the United States have available short-term lines of credit aggregating $437 from various banks worldwide.

A summary of long-term debt, including the current portion, follows:

	2008	2007
€100 million floating rate notes due 2008 (4.91% at December 31, 2007- EURIBOR+0.375%)		$ 147
7.40% notes due 2009	$ 15	15
Floating rate senior notes due 2009 (2.88% at December 31, 2008 - LIBOR+0.08%)	250	250
Floating rate senior note due 2010 (2.44% at December 31, 2008 - LIBOR+0.25%)	281	281
5.75% notes due 2012	300	300
7.58% notes due 2012	12	12
4.9% notes due 2013 ($50 converted to floating rate by interest rate swap)	300	
5.80% notes due 2013	7	7
12.5% British Pound debentures due 2014	8	12
4.65% notes due 2015 ($50 converted to floating rate by interest rate swap)	100	100
5.3% notes due 2017	250	250
7.09% notes due 2018	25	25
6.89% notes due 2018	6	6
7.07% notes due 2018	2	2
6.875% notes due 2018	3	3
5.6% notes due 2018 ($325 converted to floating rate by interest rate swap)	450	
4.215% Japan Yen notes due 2018	110	
8-7/8% debentures due 2019 ($25 converted to floating rate by interest rate swap)	38	38
8.10% debentures due 2022	100	100
7.625% debentures due 2024 ($25 converted to floating rate by interest rate swap)	66	66
6-1/2% debentures due 2025	145	145
7.875% debentures due 2026	72	72
7.65% debentures due 2029 ($50 converted to floating rate by interest rate swap)	200	200
5.45% debentures due 2034 ($25 converted to floating rate by interest rate swap)	150	150
5.25% notes due 2035	72	72
5.8% notes due 2037	240	240
Other	257	99
Total long-term debt	3,459	2,592
Less current portion of long-term debt	(269)	(160)
Long-term debt less current portion	$3,190	$2,432

In February 2008, Eaton borrowed $250 under a 364-day $3.0 billion revolving credit agreement to partially finance the acquisition of Phoenixtec. In April 2008, Eaton borrowed €1.33 billion under the revolving credit agreement to finance the acquisition of Moeller. In order to refinance this debt, Eaton sold 18.678 million of its Common Shares in a public offering in the second quarter of 2008, resulting in net cash proceeds of $1.522 billion. In May 2008, Eaton issued $300 of 4.9% notes due in 2013 and $450 of 5.6% notes due in 2018. The cash proceeds from the sale of the Common Shares and from the issuance of the notes were used to repay borrowings incurred to fund the acquisitions of Moeller and Phoenixtec, and to repay commercial paper issued under the $3.0 billion revolving credit agreement. Subsequently, in May 2008 Eaton terminated the $3.0 billion revolving credit agreement.

In May 2008, Eaton entered into a new $500 revolving credit facility. The facility replaced the existing $300 facility that expired in May 2008. The facility increased Eaton's United States long-term revolving credit facilities with banks to $1.7 billion, of which $700 expire in 2010, $500 in 2011 and $500 in 2013. These revolving credit facilities support Eaton's commercial paper borrowings. There were no borrowings outstanding under these revolving credit facilities at December 31, 2008.

The $281 Floating Rate Senior Note due 2010 was issued by a subsidiary of Eaton in order to refinance short-term borrowings related to the acquisition of Argo-Tech in 2007. As of December 31, 2008, the Note is no longer secured by the assets of any subsidiary and the Note does not restrict net assets of any subsidiary.

Aggregate mandatory annual maturities of long-term debt for each of the next five years are $269 in 2009, $281 in 2010, $0 in 2011, $312 in 2012 and $307 in 2013. Interest paid was $206 in 2008, $204 in 2007 and $151 in 2006.

Eaton has entered into fixed-to-floating interest rate swaps to manage interest rate risk. These interest rate swaps are accounted for as fair value hedges of certain long-term debt. The maturity of the swap corresponds with the maturity of the debt instrument as noted in the table of long-term debt above. A summary of interest rate swaps outstanding at December 31, 2008, follows:

	Interest rates at December 31, 2008		
Notional amount	Fixed interest rate received	Floating interest rate paid	Basis for contracted floating interest rate paid
$ 50	4.90%	3.32%	6 month LIBOR+0.73%
$ 50	4.65%	2.48%	6 month LIBOR+0.16%
$ 325	5.60%	3.82%	6 month LIBOR+1.22%
$ 25	8.88%	6.17%	6 month LIBOR+3.84%
$ 25	7.63%	6.31%	6 month LIBOR+2.48%
$ 50	7.65%	5.16%	6 month LIBOR+2.57%
$ 25	5.45%	4.65%	6 month LIBOR+0.28%

The carrying values of short-term debt on the balance sheet approximated estimated fair value. Long-term debt and current portion of long-term debt had a carrying value of $3,459 and fair value of $3,427 at December 31, 2008 compared to $2,592 and $2,661 at the end of 2007.

Retirement Benefit Plans

Adoption of Statement of Financial Accounting Standards No. 158

On December 31, 2006, Eaton adopted SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)."* SFAS No. 158 required employers to recognize on their balance sheets the net amount by which pension and other postretirement benefit plan liabilities are overfunded or underfunded, with an offsetting adjustment to Accumulated other comprehensive loss in Shareholders' equity, net of income tax benefits. As a result of the adoption of SFAS No. 158, at December 31, 2006, Eaton recorded a non-cash charge in Accumulated other comprehensive loss in Shareholders' equity of $248 ($163 after-tax) for pension benefits and $238 ($119 after-tax) for other postretirement benefits as a one-time adjustment to initially apply the new Statement. Retirement benefit plan funding requirements are not affected by the recording of these charges. The adoption of SFAS No. 158 did not change the amounts recognized in the income statement as net periodic benefit cost.

In 2008, Eaton adopted the measurement date provision of SFAS No. 158, which requires measurement of the funded status of all pension and other postretirement benefit plans to be as of the date of the year-end financial statements. Previously, the measurement date for Eaton's pension and other postretirement benefit plans was November 30. As a result of the change in measurement dates, in the fourth quarter of 2008, Eaton recorded a charge to retained earnings of $19 for one month of costs ($11 after-tax) related to pension benefits and other postretirement benefits with no corresponding adjustment to net income.

Retirement Benefit Plan Liabilities & Assets

Eaton has defined benefit pension plans and other postretirement benefit plans. Components of plan obligations and assets, and recorded liabilities and assets, follow:

	Pension liabilities		Other postretirement liabilities	
	2008	2007	**2008**	2007
Changes in benefit obligation				
Benefit obligation at the beginning of the year	$(3,092)	$(3,125)	$ (859)	$ (854)
Service cost	(137)	(147)	(15)	(15)
Interest cost	(190)	(163)	(49)	(47)
Actuarial gain	67	175	58	3
Benefits paid	287	247	87	90
Prescription drug subsidy received			(8)	(7)
Foreign currency translation	239	(57)	4	(3)
Business acquisitions	(419)	(29)		(26)
Other	(43)	7	3	
Benefit obligation at the end of the year	(3,288)	(3,092)	(779)	(859)
Change in plan assets				
Fair value of plan assets at the beginning of the year	2,403	2,173		
Actual return on plan assets	(641)	194		
Employer contributions	217	216	87	90
Benefits paid	(287)	(247)	(87)	(90)
Foreign currency translation	(214)	33		
Business acquisitions	171	26		
Other	25	8		
Fair value of plan assets at the end of the year	1,674	2,403		
Funded status	(1,614)	(689)	(779)	(859)
Contributions after measurement date		7		5
Amount recognized in the Consolidated Balance Sheet	$(1,614)	$ (682)	$ (779)	$ (854)

Amounts recognized in the Consolidated Balance Sheet, follow:

	Pension liabilities		Other postretirement liabilities	
	2008	2007	**2008**	2007
Non-current assets	$ 67	$ 10		
Current liabilities	(31)	(11)	$ (76)	$ (82)
Non-current liabilities	(1,650)	(681)	(703)	(772)
Amount recognized in the Consolidated Balance Sheet	$ (1,614)	$ (682)	$ (779)	$ (854)

Amounts recognized in Accumulated other comprehensive loss follow:

	Pension liabilities		Other postretirement liabilities	
	2008	2007	**2008**	2007
Net actuarial loss	$1,410	$ 764	$ 159	$ 232
Prior service cost (credit)	3	3	(13)	(6)
	$1,413	$ 767	$ 146	$ 226

Changes in pension plan assets and benefit liabilities recognized in Accumulated other comprehensive loss in Shareholders' equity follow:

	2008	2007
Accumulated other comprehensive loss at the beginning of the year	$ 767	$1,074
Prior service cost arising during the year	4	(15)
Net loss (gain) arising during the year	772	(190)
Foreign currency translation	(44)	13
Less amounts included in costs during the year	(83)	(115)
Other	(3)	
Net change for the year	646	(307)
Accumulated other comprehensive loss at the end of the year	$1,413	$ 767

Changes in other postretirement benefit liabilities recognized in Accumulated other comprehensive loss in Shareholders' equity follow:

	2008	2007
Accumulated other comprehensive loss at the beginning of the year	$ 226	$ 238
Prior service cost arising during the year	(8)	
Net (gain) arising during the year	(58)	(3)
Foreign currency translation	(3)	2
Less amounts included in costs during the year	(11)	(11)
Net change for the year	(80)	(12)
Accumulated other comprehensive loss at the end of the year	$ 146	$ 226

Pension Plans

Assumptions used to determine pension benefit obligations and costs follow:

	United States plans			United States & Non-United States plans (weighted-average)		
	2008	2007	2006	2008	2007	2006
Assumptions used to determine benefit obligation at year-end						
Discount rate	6.30%	6.00%	5.60%	6.29%	5.96%	5.39%
Rate of compensation increase	3.50%	3.50%	3.50%	3.61%	3.68%	3.67%
Assumptions used to determine cost						
Discount rate	6.00%	5.60%	5.75%	5.96%	5.39%	5.51%
Expected long-term return on plan assets	8.95%	8.75%	8.75%	8.44%	8.31%	8.35%
Rate of compensation increase	3.50%	3.50%	3.50%	3.68%	3.67%	3.67%

The expected long-term rate of return on pension assets was determined separately for each country and reflects long-term historical data taking into account each plan's target asset allocation.

The components of pension benefit cost for continuing operations recorded in the Statements of Consolidated Income follow:

	2008	2007	2006
Service cost	$ (137)	$ (147)	$ (142)
Interest cost	(190)	(163)	(147)
Expected return on plan assets	198	179	166
Amortization	(49)	(74)	(67)
	(178)	(205)	(190)
Curtailment loss	(1)	(1)	(10)
Settlement loss	(35)	(41)	(41)
Costs recorded in the Statements of Consolidated Income	$ (214)	$ (247)	$ (241)

The estimated net loss and prior service cost for the defined benefit pension plans that will be recognized from Accumulated other comprehensive loss into net periodic benefit cost in 2009 are $90 and $1, respectively.

The total accumulated benefit obligation for all pension plans at December 31, 2008 was $3,083 and at December 31, 2007 was $2,874. The components of pension plans with an accumulated benefit obligation in excess of plan assets at December 31 follow:

	2008	2007
Projected benefit obligation	$ 2,819	$ 2,309
Accumulated benefit obligation	2,663	2,182
Fair value of plan assets	1,168	1,642

United States pension plans represent 65% and 68% of benefit obligations at December 31, 2008 and 2007, respectively.

The weighted-average pension plan asset allocations by asset category at December 31, 2008 and 2007 are as follows:

	2008	2007
Equity securities	70%	80%
Debt securities	24%	18%
Other	6%	2%
	100%	100%

Investment policies and strategies are developed on a country specific basis. The United States plan represents 59% of worldwide pension assets and its target allocation is 85% equity securities and 15% debt securities and other, including cash equivalents. The United Kingdom plan represents 33% of worldwide pension assets and its target allocation is up to 64% equity securities with the remainder in debt securities.

Contributions to pension plans that Eaton expects to make in 2009, and made in 2008, 2007 and 2006, follow:

	2009	2008	2007	2006
United States	$ 190	$ 115	$150	$100
Other	81	95	70	62
	$ 271	$210	$220	$162

At December 31, 2008, expected pension benefit payments for each of the next five years and the five years thereafter in the aggregate are, $230 in 2009, $237 in 2010, $251 in 2011, $266 in 2012, $277 in 2013 and $1,608 in 2014-2018.

The Company also has various defined-contribution benefit plans, primarily consisting of the Eaton Savings Plan in the United States. Total contributions related to these plans are charged to expense and were $64 in 2008, $59 in 2007, and $55 in 2006.

Other Postretirement Benefit Plans

Assumptions used to determine other postretirement benefit obligations and cost follow:

	2008	2007	2006
Assumptions used to determine benefit obligation at year-end			
Discount rate	6.30%	6.00%	5.60%
Health care cost trend rate assumed for next year	8.25%	8.30%	8.80%
Ultimate health care cost trend rate	4.75%	4.75%	4.75%
Year ultimate health care cost trend rate is achieved	2017	2015	2014
Assumptions used to determine cost			
Discount rate	6.00%	5.60%	5.75%
Initial health care cost trend rate	8.30%	8.80%	9.60%
Ultimate health care cost trend rate	4.75%	4.75%	4.75%
Year ultimate health care cost trend rate is achieved	2015	2014	2014

The components of other postretirement benefits cost for continuing operations recorded in the Statements of Consolidated Income follow:

	2008	2007	2006
Service cost	$ (15)	$ (15)	$ (17)
Interest cost	(49)	(47)	(45)
Amortization	(11)	(11)	(11)
	(75)	(73)	(73)
Curtailment loss			(2)
Costs recorded in the Statements of Consolidated Income	$ (75)	$ (73)	$ (75)

Estimated net loss and prior service cost (credit) for other postretirement benefit plans that will be recognized from Accumulated other comprehensive loss into net periodic benefit cost in 2009 are $6 and $(2), respectively.

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A 1-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total service and interest cost	$ 2	$ (2)
Effect on other postretirement liabilities	21	(20)

At December 31, 2008, expected other postretirement benefit payments for each of the next five years and the five years thereafter in the aggregate are $87 in 2009, $86 in 2010, $91 in 2011, $88 in 2012, $86 in 2013 and $364 in 2014-2018. The expected subsidy receipts related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, which would reduce the other postretirement benefit payments listed above for each of the next five years and the five years thereafter in the aggregate are, $9 in 2009, 2010 and 2011, $10 in 2012 and 2013, and $50 in 2014-2018.

Protection of the Environment

Eaton has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. For example, each manufacturing facility has a person responsible for environmental, health and safety (EHS) matters. All of the Company's manufacturing facilities are required to be certified to ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its facilities and continuously strives to improve pollution prevention at its facilities.

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party (PRP) under the Federal Superfund law at a number of waste disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be incurred over a period of several years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs when it is probable that a liability has been incurred. The Consolidated Balance Sheet included a liability for these costs of $85 at December 31, 2008 and $64 at December 31, 2007.

Based upon Eaton's analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably likely to exceed the liability by an amount that would have a material adverse effect on its financial position, results of operations or cash flows. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.

Contingencies

Eaton is subject to a broad range of claims, administrative proceedings, and legal proceedings, such as lawsuits that relate to contractual allegations, patent infringement, personal injuries (including asbestos claims) and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes that these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

Shareholders' Equity

There are 500 million Common Shares authorized ($.50 par value per share), 165.0 million of which were issued and outstanding at year-end 2008. At December 31, 2008, there were 8,548 holders of record of Common Shares. Additionally, 19,987 current and former employees were shareholders through participation in the Eaton Savings Plan (ESP), Eaton Personal Investment Plan (EPIP) and Eaton Electrical de Puerto Rico Inc. Retirement Savings Plan.

In the second quarter of 2008, Eaton sold 18.678 million of its Common Shares in a public offering, resulting in net cash proceeds of $1.522 billion. The cash proceeds from the sale of the Common Shares were used to repay borrowings incurred to fund the acquisitions of Moeller and Phoenixtec, and to repay commercial paper issued under the backstop provided by a $3.0 billion revolving credit agreement that Eaton terminated in May 2008.

On January 22, 2007, Eaton announced that it had authorized a new 10 million Common Shares repurchase program. The shares are expected to be repurchased over time, depending on market conditions, the market price of the Company's Common Shares, the Company's capital levels and other considerations. The number of Common Shares repurchased in the open market and total cost, follows:

(Shares in millions)	Shares repurchased	Cost
2008	1.420	$ 100
2007	4.092	340
2006	5.286	386

The number of stock options exercised and the resulting cash proceeds follows:

(Shares in millions)	Stock options exercised	Cash proceeds
2008	1.240	$ 47
2007	3.713	141
2006	3.083	108

Eaton has plans that permit certain employees and directors to defer a portion of their compensation. The Company has deposited $24 of Common Shares and marketable securities into a trust at December 31, 2008 to fund a portion of these liabilities. The marketable securities were included in Other assets and the Common Shares were included in Shareholders' equity at historical cost.

Stock Options

Under various plans, stock options have been granted to certain employees and directors to purchase Common Shares at prices equal to fair market value on the date of grant. Substantially all of these options vest ratably during the three-year period following the date of grant and expire 10 years from the date of grant. Beginning in 2006, in accordance with SFAS No. 123(R), *"Share-Based Payment,"* compensation expense is recorded for stock options and includes expense for all options granted prior to but not yet vested as of the end of 2005, and expense for options granted beginning in 2006, based on the fair value of the options at the date of grant. Expense is recognized on a straight-line basis over the period the employee or director is required to provide service in exchange for the award.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model. A summary of the assumptions used in determining the fair value of options follows:

	2008	2007	2006
Expected volatility	27% to 22%	22%	25%
Expected option life in years	5.5	5	5
Expected dividend yield	2.0%	2.0%	2.0%
Risk-free interest rate	3.6% to 1.7%	4.0% to 4.9%	4.3% to 5.0%
Weighted-average fair value of stock options granted	$16.59	$17.79	$16.80

Application of the Black-Scholes option pricing model involves assumptions that are judgmental and affect compensation expense. Historical information was the primary basis for the selection of expected volatility, expected option life, and expected dividend yield. Expected volatility was based on the most recent historical period equal to the expected life of the option. The risk-free interest rate was based on yields of U.S. Treasury zero-coupon issues with a term equal to the expected life of the option, on the date the stock options were granted.

A summary of stock option activity for 2008 follows:

	Weighted-average price per option	Options	Weighted-average remaining contractual life in years	Aggregate intrinsic value
(Shares in millions)				
Outstanding at January 1, 2008	$ 56.83	11.2		
Granted	82.75	1.9		
Exercised	39.68	(1.2)		
Canceled	78.79	(0.3)		
Outstanding at December 31, 2008	$ 62.61	11.6	6.0	$ 45
Exercisable at December 31, 2008	$ 54.43	7.9	4.9	$ 45
Reserved for future grants at December 31, 2008		2.6		

The aggregate intrinsic value in the table above represents the total pretax difference between the $49.71 closing price of Eaton Common Shares on the last trading day of 2008 over the exercise price of the stock option, multiplied by the related number of options outstanding and exercisable. Under SFAS No. 123(R), the aggregate intrinsic value is not recorded for financial accounting purposes and the value changes based on the daily changes in the fair market value of the Company's Common Shares.

Information related to stock options follows:

	2008	2007	2006
Pretax expense for stock options	$ 29	$ 30	$ 27
After-tax expense for stock options	20	21	20
Proceeds from stock options exercised	47	141	108
Income tax benefits related to stock options exercised			
Reported in operating activities in statement of cash flows	4	11	8
Reported in financing activities in statement of cash flows	13	42	28
Intrinsic value of stock options exercised	52	163	102
Total fair value of stock options vesting	31	31	29

As of December 31, 2008, the total compensation expense not yet recognized related to nonvested stock options was $39, and the weighted-average period in which the expense is expected to be recognized is 1.5 years.

Accumulated Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive income (loss) as reported in the Consolidated Balance Sheet follow:

	2008	2007
Foreign currency translation and related hedging instruments (net of income tax benefits of $77 in 2008 and $8 in 2007)	$ (532)	$ 190
Deferred loss on cash flow hedges (net of income tax benefits of $16 in 2008 and $4 in 2007)	(29)	(6)
Pensions (net of income tax benefits of $501 in 2008 and $274 in 2007)	(912)	(493)
Other postretirement benefits (net of income tax benefits of $81 in 2008 and $112 in 2007)	(65)	(114)
Accumulated other comprehensive loss at the end of the year	$(1,538)	$ (423)

A discussion of the adjustments related to pensions and other postretirement benefit liabilities is included in the "Retirement Benefit Plans" Note above.

Income Taxes

Income from continuing operations before income taxes is summarized below based on the geographic location of the operation to which such earnings are attributable. Certain foreign operations are branches of Eaton and are, therefore, subject to United States as well as foreign income tax regulations. As a result, pretax income by location and the components of income tax expense by taxing jurisdiction are not directly related. For purposes of this note to the consolidated financial statements, non-United States operations include Puerto Rico.

	Income from continuing operations before income taxes		
	2008	2007	2006
United States	$ 118	$ 52	$ 150
Non-United States	1,010	989	819
	$1,128	$1,041	$ 969

	Income tax expense for continuing operations		
	2008	2007	2006
Current			
United States			
Federal	$ 36	$ 7	$ 13
State & local	4	9	(9)
Non-United States	219	140	9
	259	156	13
Deferred			
United States			
Federal	(17)	(15)	25
State & local	(29)	(20)	24
Change in state and local valuation allowance	(13)		
Non-United States			
Local expense	(96)	(39)	10
Change in valuation allowance	(31)		
	(186)	(74)	59
	$ 73	$ 82	$ 72

Reconciliations of income taxes from the United States Federal statutory rate to the effective income tax rate for continuing operations follow:

	2008	2007	2006
Income taxes at the United States statutory rate	35.0%	35.0%	35.0%
United States state & local income taxes	0.3%	0.2%	1.6%
Other United States-net	(0.4)%	(1.5)%	(1.0)%
Non-United States operations (earnings taxed at other than United States tax rate)	(18.9)%	(20.3)%	(18.9)%
Adjustments of worldwide tax liabilities and valuation allowances	(9.6)%	(5.5)%	(9.3)%
	6.4%	7.9%	7.4%

In 2008, 2007 and 2006, Eaton recognized income tax benefits of $108, $57 and $90, respectively, which represented adjustments to worldwide tax liabilities and valuation allowances. The 2008 income tax benefits reduced the effective income tax rate for 2008 from 16.0% to 6.4%. The 2008 benefits resulted from multiple income tax items including a benefit of $44 related to the consolidation of various legal entities and the recognition of $25 of tax credits related to the transfer of operations from Massa, Italy. The 2007 income tax benefits reduced the effective income tax rate for 2007 from 13.4% to 7.9%. The 2007 income tax benefits resulted from multiple income tax items. Included in the tax benefits were a $14 benefit from changes to state tax laws and a favorable revaluation of worldwide deferred tax assets. The income tax benefits for 2006 reduced the effective income tax rate for 2006 from 16.7% to 7.4%.

Significant components of current and long-term deferred income taxes follow:

	2008		2007	
	Current assets	Long-term assets & liabilities	Current assets	Long-term assets & liabilities
Accruals & other adjustments				
Employee benefits	$ 57	$821	$ 85	$588
Depreciation & amortization	(3)	(692)		(461)
Other accruals & adjustments	185	100	224	100
Other items		(5)		(10)
United States Federal income tax credit carryforwards		122		75
United States state & local tax loss carryforwards and tax credit carryforwards		104		96
Non-United States tax loss carryforwards		206		82
Non-United States income tax credit carryforwards		52		55
Valuation allowance		(280)	(18)	(251)
	$239	$428	$291	$274

At the end of 2008, United States Federal income tax credit carryforwards of $122 were available to reduce future Federal income tax liabilities. These credits include $2 that expire in 2017, $17 that expire in 2018, $51 that expire in 2025 through 2028, and $52 of which are not subject to expiration. A valuation allowance of $10 has been recorded for these income tax credit carryforwards. United States state and local tax loss carryforwards with a future tax benefit of $60 are also available at the end of 2008. Their expiration dates are $11 in 2009 through 2013, $9 in 2014 through 2018, $20 in 2019 through 2023, and $20 in 2024 through 2028. A valuation allowance of $45 has been recorded for these tax loss carryforwards. There are also United States state and local tax credit carryforwards with a future tax benefit of $44 available at the end of 2008. Their expiration dates are $10 in 2009 through 2013, $17 in 2014 through 2018, $8 in 2019 through 2023, and $9 in 2024 through 2028. A valuation allowance of $31 has been recorded for these tax credit carryforwards.

At December 31, 2008, certain non-United States subsidiaries had tax loss carryforwards aggregating $740 that are available to offset future taxable income. Carryforwards of $203 expire at various dates from 2009 through 2028 and the balance has no expiration date. A deferred tax asset of $206 has been recorded for these tax loss carryforwards and a valuation allowance of $171 has also been recorded for these tax loss carryforwards. Tax credits at non-United States subsidiaries of $52 were available to reduce future income tax liabilities. These credits include $3 that will expire in 2015, $41 that will expire in 2016, and $8 that are not subject to limitation. A valuation allowance of $23 has been recorded for these income tax credits.

With limited exceptions, no provision has been made for income taxes on undistributed earnings of non-United States subsidiaries of $4,311 at December 31, 2008, since it is the Company's intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings.

Worldwide income tax payments were $185 in 2008, $141 in 2007 and $129 in 2006.

Unrecognized Income Tax Benefits

Effective January 1, 2007, Eaton adopted FASB Interpretation (FIN) No. 48, *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109."* FIN No. 48 clarifies the accounting for uncertainty in income taxes by establishing minimum standards for the recognition and measurement of income tax positions taken, or expected to be taken, in an income tax return. FIN No. 48 also changes the disclosure standards for income taxes. Eaton's historical policy has been to enter into tax planning strategies only if it is more likely than not that the benefit would be sustained upon audit. For example, the Company does not enter into any of the Internal Revenue Service (IRS) Listed Transactions as set forth in Treasury Regulation 1.6011-4. The net income tax assets recognized under FIN No. 48 at January 1, 2007 did not differ from the net assets recognized before adoption, and, therefore, the Company did not record a cumulative-effect adjustment related to the adoption of FIN No. 48.

A summary of gross unrecognized income tax assets follows:

	2008	2007
Unrecognized income tax assets at the beginning of the year	$ 96	$ 93
Increases and decreases as a result of positions taken during prior years:		
Transfers from (to) valuation allowances	(2)	10
Other increases	11	4
Other decreases, including foreign currency translation	(18)	(26)
Balances related to acquired businesses	30	
Increases as a result of positions taken during the current year	35	33
Decreases relating to settlements with tax authorities		(18)
Decreases as a result of a lapse of the applicable statute of limitations	(13)	
Unrecognized income tax assets at the end of the year	$ 139	$ 96

If all of the gross unrecognized tax assets were recorded, the net impact on the effective income tax rate would be $118.

The Company recognizes interest and penalties related to unrecognized income tax assets in the provision for income tax expense. The Company has accrued penalties in jurisdictions where they are automatically applied to any deficiency, regardless of the merit of the position. As of the adoption of FIN No. 48, the Company had accrued approximately $23 for the payment of interest and penalties and at year end 2007, $20 was accrued. As of December 31, 2008, the Company had accrued approximately $38 for the payment of worldwide interest and penalties.

The resolution of the majority of the Company's unrecognized income tax assets is dependent on uncontrollable factors such as law changes; new case law; the willingness of the income tax authority to settle the issue, including the timing thereof; and other factors. Therefore, for the majority of unrecognized income tax assets, it is not reasonably possible to estimate the increase or decrease in the next 12 months. For each of the unrecognized income tax assets where it is possible to estimate the increase or decrease in the balance within the next 12 months, the Company does not anticipate any significant change.

The Company or its subsidiaries file income tax returns in the United States and foreign jurisdictions. The U.S. Internal Revenue Service (IRS) is currently in the process of conducting an examination of the Company's U.S. income tax returns for 2005 and 2006. The Company is also under examination for the income tax filings in various state and foreign jurisdictions. With only a few exceptions, the Company is no longer subject to state and local income tax examinations for years before 2005, or foreign examinations for years before 2003. The Company does not anticipate any adjustments that would result in a material change in financial position.

Other Information

Accounts Receivable

Accounts receivable were net of an allowance for doubtful accounts of $38 at December 31, 2008 and $23 at December 31, 2007.

Inventories

The components of inventories follow:

	2008	2007
Raw materials	$ 683	$ 674
Work-in-process	285	384
Finished goods	702	533
Inventories at FIFO	1,670	1,591
Excess of FIFO over LIFO cost	(116)	(108)
	$1,554	$ 1,483

Inventories at FIFO accounted for using the LIFO method were 43% and 42% at the end of 2008 and 2007, respectively.

Warranty Liabilities

A summary of the current and long-term liabilities for warranties follows:

	2008	2007	2006
Balance at the beginning of the year	$ 167	$ 176	$ 157
Current year provision	95	57	91
Business acquisitions	13	7	1
Claims paid/satisfied	(108)	(73)	(83)
Other	(2)		10
Balance at the end of the year	$ 165	$ 167	$ 176

Lease Commitments

Eaton leases certain real properties and equipment. Minimum rental commitments at December 31, 2008 under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, for each of the next five years and thereafter in the aggregate were, $117 in 2009, $97 in 2010, $73 in 2011, $50 in 2012, $36 in 2013 and $54 thereafter.

Rental expense of continuing operations was $173 in 2008, $133 in 2007, and $123 in 2006.

Net Income per Common Share

A summary of the calculation of net income per Common Share assuming dilution and basic follows:

	2008	2007	2006
(Shares in millions)			
Income from continuing operations	$1,055	$ 959	$ 897
Income from discontinued operations	3	35	53
Net income	$1,058	$ 994	$ 950
Average number of Common Shares outstanding assuming dilution	162.3	150.3	152.9
Less dilutive effect of stock options	2.1	3.0	2.7
Average number of Common Shares outstanding basic	160.2	147.3	150.2
Net income per Common Share assuming dilution			
Continuing operations	$ 6.50	$ 6.38	$ 5.87
Discontinued operations	.02	.24	.35
	$ 6.52	$ 6.62	$ 6.22
Net income per Common Share basic			
Continuing operations	$ 6.58	$ 6.51	$ 5.97
Discontinued operations	.02	.24	.35
	$ 6.60	$ 6.75	$ 6.32

Financial Assets & Liabilities Measured at Fair Value

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* This Statement defines fair value for financial and non-financial assets and liabilities, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance applies to other accounting pronouncements that require or permit fair value measurements. In 2008, Eaton adopted the provisions of SFAS No. 157 for financial assets and liabilities and for non-financial assets recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). These primarily included short and long-term investments, derivative financial instruments, assets related to defined benefit pension plans, and financial assets and liabilities related to acquired businesses. The adoption of this Statement in 2008 had an immaterial effect on Eaton's consolidated financial position and results of operations. A summary of financial assets and liabilities that were measured at fair value at December 31, 2008, follows:

		Fair value measurement used		
	Recorded value	Quoted prices in active markets for identical instruments (Level 1)	Quoted prices in active markets for similar instruments (Level 2)	Other unobservable inputs (Level 3)
Cash	$ 188	$ 188		
Short-term investments	342	342		
Foreign currency forward exchange contracts	10		$ 10	
Commodity contracts	(25)		(25)	
Fixed-to-floating interest rate swaps	93		93	
Long-term debt converted to floating interest rates by interest rate swaps	(93)		(93)	
	$ 515	$ 530	$ (15)	$

Assets of $1,674 related to defined benefit pension plans were also measured at fair value at December 31, 2008.

The estimated fair values of financial instruments were principally based on market prices where such prices were available and, where unavailable, fair values were estimated based on market prices of similar instruments, including consideration of the creditworthiness of the counterparties related to the instruments.

In 2009, Eaton must adopt the provisions of SFAS No. 157 for other non-financial assets and liabilities, primarily goodwill, intangible assets, non-financial assets and liabilities related to acquired businesses, and impairment and restructuring activities. The Company expects that this Statement will not have a material effect on its consolidated financial position or results of operations in 2009.

Business Segment & Geographic Region Information

Eaton Corporation is a diversified power management company with 2008 sales of $15.4 billion. Eaton is a global technology leader in: electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 75,000 employees and sells products to customers in more than 150 countries.

In the first quarter of 2008, Eaton realigned its business segment financial reporting structure. The Fluid Power segment was realigned into the Hydraulics segment and the Aerospace segment. The Electrical and Truck segments continued as individual reporting segments and the automotive fluid connectors business was transferred to the Automotive segment from Fluid Power. Accordingly, business segment information for prior years has been restated to conform to the current year's presentation. The realignment of the business segments did not affect net income for any of the periods presented.

Electrical

The Electrical segment is a global leader in electrical control, power distribution, uninterruptible power supply (UPS) systems and industrial automation products and services. Products include circuit breakers, switchgear, UPS systems, power distribution units, panelboards, loadcenters, motor controls, meters, sensors and relays. The principal markets for the Electrical segment are industrial, institutional, government, utility, commercial, residential, IT, mission critical and original equipment manufacturer customers. These products are used wherever there is a demand for electrical power in commercial buildings, data centers, residences, apartment and office buildings, hospitals and factories. These customers are generally concentrated in North America, Europe and Asia Pacific; however, sales are made globally. Sales in the Electrical segment are made directly and indirectly through distributors, resellers, and manufacturers representatives to these customers.

Hydraulics

The Hydraulics segment is a worldwide leader in reliable, high-efficiency hydraulic components and systems for use in mobile and industrial markets. Eaton offers a wide range of power products including pumps, motors and hydraulic power units; a broad range of controls and sensing products, including valves, cylinders and electronic controls; a full range of fluid conveyance products, including industrial and hydraulic hose, fittings, and assemblies, thermoplastic hose and tubing, couplings, connectors, and assembly equipment; filtration systems solutions; heavy-duty drum and disc brakes; and golf grips. The principal market segments for Hydraulics include oil and gas, renewable energy, marine, agriculture, construction, mining , forestry, utility, material handling, truck and bus, machine tool, molding, primary metals, power generation, and entertainment. Key manufacturers in these markets and other customers are located globally, and these products are sold and serviced through a variety of channels.

Aerospace

The Aerospace segment is a leading global supplier to the commercial and military aviation and aerospace industries. Products include hydraulic power generation systems for aerospace applications, including pumps, motors, hydraulic power units, hose and fittings, electro-hydraulic pumps and power and load management systems; controls and sensing products, including valves, cylinders, electronic controls, electromechanical actuators, sensors, displays and panels, aircraft flap and slat systems and nose wheel steering systems; fluid conveyance products, including hose, thermoplastic tubing, fittings, adapters, couplings, sealing and ducting; and fuel systems, including fuel pumps, sensors, valves, adapters and regulators. The principal markets for the Aerospace segment are manufacturers of commercial and military aircraft and related after-market customers. These manufacturers and other customers operate globally, and these products are sold and serviced through a variety of channels.

Truck

The Truck segment is a leader in the design, manufacture and marketing of a complete line of powertrain systems and components for commercial vehicles. Products include transmissions, clutches and hybrid electric power systems. The principal markets for the Truck segment are original equipment manufacturers and after-market customers of heavy-, medium- and light-duty trucks and passenger cars. These manufacturers and other customers are located globally, and most sales of these products are made directly to these customers.

Automotive

The Automotive segment is a leading supplier of critical components that reduce emissions and fuel consumption and improve stability and performance of cars, light trucks and commercial vehicles. Products include superchargers, engine valves and valve actuation systems, cylinder heads, locking and limited slip differentials, transmission controls, engine controls, fuel vapor components, compressor control clutches for mobile refrigeration, fluid connectors and hoses for air conditioning and power steering, decorative spoilers, underhood plastic components, fluid conveyance products including, hose, thermoplastic tubing, fittings, adapters, couplings and sealing products to the global automotive industry. The principal markets for the Automotive segment are original equipment manufacturers and aftermarket customers of light-duty trucks and passenger cars. These manufacturers and other customers are located globally, and most sales of these products are made directly to these customers.

Other Information

No single customer represented more than 10% of net sales in 2008, 2007 or 2006. Sales from United States operations to customers in foreign countries were $1,153 in 2008, $986 in 2007 and $988 in 2006 (8% of sales in 2008, 2007 and 2006).

The accounting policies of the business segments are generally the same as the policies described under "Accounting Policies" above, except that inventories and related cost of products sold of the segments are accounted for using the FIFO method and operating profit only reflects the service cost component related to pensions and other postretirement benefits. Intersegment sales and transfers are accounted for at the same prices as if the sales and transfers were made to third parties.

In accordance with SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information,"* for purposes of business segment performance measurement, the Company does not allocate to the business segments items that are of a non-operating nature, or corporate organizational and functional expenses of a governance nature. Corporate expenses consist of corporate office expenses including compensation, benefits, occupancy, depreciation, and other administrative costs. Identifiable assets of the business segments exclude goodwill, other intangible assets, and general corporate assets, which principally consist of cash, short-term investments, deferred income taxes, certain accounts receivable, certain property, plant and equipment, and certain other assets.

Geographic Region Information

Net sales and segment operating profit are measured based on the geographic location of the selling plant. Long-lived assets consist of property, plant and equipment-net.

	Net sales	Segment operating profit	Long-lived assets
2008			
United States	$ 8,775	$1,136	$ 1,136
Canada	428	60	21
Europe	4,002	270	820
Latin America	1,455	160	250
Asia Pacific	1,963	179	412
Eliminations	(1,247)		
	$15,376		$ 2,639
2007			
United States	$ 8,556	$ 1,177	$ 1,161
Canada	371	54	20
Europe	2,624	166	592
Latin America	1,246	150	345
Asia Pacific	1,144	121	215
Eliminations	(908)		
	$13,033		$ 2,333
2006			
United States	$ 8,530	$1,146	$ 1,188
Canada	337	44	16
Europe	2,313	65	579
Latin America	1,090	120	318
Asia Pacific	888	93	170
Eliminations	(926)		
	$12,232		$ 2,271

Business segment operating profit was reduced by acquisition integration charges as follows:

	2008	2007	2006
United States	$ 45	$ 27	$23
Europe	22	20	7
Latin America		12	6
Asia Pacific	9	5	4
	$ 76	$64	$40

Business Segment Information	2008	2007	2006
Net sales			
Electrical	$ 6,920	$ 4,759	$ 4,184
Hydraulics	2,523	2,391	2,203
Aerospace	1,811	1,594	1,295
Truck	2,251	2,147	2,520
Automotive	1,871	2,142	2,030
	$ 15,376	$ 13,033	$ 12,232
Operating profit			
Electrical	$ 863	$ 579	$ 474
Hydraulics	285	265	221
Aerospace	283	233	182
Truck	315	357	448
Automotive	59	234	143
Corporate			
Amortization of intangible assets	(161)	(79)	(51)
Interest expense-net	(157)	(147)	(105)
Minority interest	(12)	(14)	(10)
Pension & other postretirement benefit expense	(141)	(164)	(152)
Stock option expense	(29)	(30)	(27)
Contribution to Eaton Charitable Fund		(16)	
Other corporate expense–net	(177)	(177)	(154)
Income from continuing operations before income taxes	1,128	1,041	969
Income taxes	73	82	72
Income from continuing operations	1,055	959	897
Income from discontinued operations	3	35	53
Net income	$ 1,058	$ 994	$ 950
Business segment operating profit was reduced by acquisition integration charges as follows:			
Electrical	$ 47	$ 12	$ 7
Hydraulics	6	12	11
Aerospace	20	39	12
Truck			5
Automotive	3	1	5
	$ 76	$ 64	$ 40
Identifiable assets			
Electrical	$ 3,055	$ 1,960	$ 1,669
Hydraulics	1,132	1,192	1,123
Aerospace	798	852	669
Truck	801	996	1,015
Automotive	947	1,145	1,105
	6,733	6,145	5,581
Goodwill	5,232	3,982	3,034
Other intangible assets	2,518	1,557	969
Corporate	2,172	1,746	1,833
Total assets	$ 16,655	$ 13,430	$ 11,417
Expenditures for property, plant & equipment			
Electrical	$ 162	$ 82	$ 74
Hydraulics	54	56	83
Aerospace	23	39	25
Truck	69	62	66
Automotive	54	79	92
	362	318	340
Corporate	86	36	20
	$ 448	$ 354	$ 360
Depreciation of property, plant & equipment			
Electrical	$ 110	$ 79	$ 79
Hydraulics	59	62	63
Aerospace	27	26	24
Truck	89	84	77
Automotive	97	94	87
	382	345	330
Corporate	27	23	22
	$ 409	$ 368	$ 352

Millions of dollars unless indicated otherwise (per share data assume dilution)

Overview of the Company

Eaton Corporation is a diversified power management company with 2008 sales of $15.4 billion. Eaton is a global technology leader in: electrical components and systems for power quality, distribution and control; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. It has approximately 75,000 employees and sells products to customers in more than 150 countries.

In the first quarter of 2008, Eaton realigned its business segment financial reporting structure. The Fluid Power segment was realigned into the Hydraulics segment and the Aerospace segment. The Electrical and Truck segments continued as individual reporting segments and the automotive fluid connectors business was transferred to the Automotive segment from Fluid Power. Accordingly, business segment information for prior years has been restated to conform to the current year's presentation. The realignment of the segments did not affect net income for any of the periods presented.

The principal markets for the Electrical segment are industrial, institutional, government, utility, commercial, residential, IT, mission critical and original equipment manufacturer customers. These products are used wherever there is a demand for electrical power in commercial buildings, data centers, residences, apartment and office buildings, hospitals and factories. Customers are generally concentrated in North America, Europe and Asia Pacific; however, sales are made globally. Sales are made directly and indirectly through distributors, resellers and manufacturers representatives to these customers.

The principal markets for the Hydraulics segment include oil and gas, renewable energy, marine, agriculture, construction, mining, forestry, utility, material handling, truck and bus, machine tools, molding, primary metals, power generation and entertainment. Customers are located globally, and products are sold and serviced through a variety of channels.

The principal markets for the Aerospace segment are manufacturers of commercial and military aircraft and related after-market customers. Customers are located globally, and products are sold and serviced through a variety of channels.

The principal markets for the Truck and Automotive segments are original equipment manufacturers and after-market customers of heavy-, medium-, and light-duty trucks and passenger cars. Customers are located globally, and most sales are made directly to these customers.

Highlights of Results for 2008

Eaton reported record sales of $15.4 billion in 2008, which grew 18% over 2007, and record net income of $1.06 billion, which rose 6% over 2007. Net income per Common Share was $6.52, a 1% decline from 2007 reflecting a higher number of average Common Shares outstanding in 2008 compared to 2007. Results for 2008 improved over 2007 despite the negative effect on Eaton's end markets of the turmoil in the world credit markets in 2008 and weaker than expected conditions in end markets that fell sharply in the fourth quarter of 2008.

The growth in financial results in 2008 was due in part to Eaton's improved business and geographic balance which allowed Eaton to grow despite downturns in certain end markets, especially in the fourth quarter of 2008. Eaton achieved a fundamental repositioning of the business in 2008, as seen by the fact that in the second half of 2008, the Electrical, Hydraulics and Aerospace businesses earned almost 90% of business segment operating profits. During 2008, sales and operating profits for the Electrical, Hydraulics, and Aerospace segments all increased compared to 2007 and were new all-time records, and operating margins for Electrical and Hydraulics in 2008 were also new records. Sales of the Truck segment increased in 2008 compared to 2007, while operating profit for this segment fell 12% in 2008 from 2007. The reduction in operating profit was primarily due to operating inefficiencies related to the inability to absorb fixed manufacturing costs resulting from volatility in end markets in 2008. Sales of the Automotive segment decreased 13% in 2008 from 2007, and operating profit fell 75% in 2008, due to declines in automotive unit production in North American and European end markets, especially in the fourth quarter of 2008, and expenses related to the closing of a plant in Massa, Italy announced in the fourth quarter of 2008.

The following are highlights of 2008:

	2008	2007	Increase/ (Decrease)
Continuing operations			
Net sales	$15,376	$13,033	18%
Gross profit	4,185	3,651	15%
Percent of net sales	27.2%	28.0%	
Income before income taxes	1,128	1,041	8%
Income after income taxes	$ 1,055	$ 959	10%
Income from discontinued operations	3	35	
Net income	$ 1,058	$ 994	6%
Net income per Common Share assuming dilution			
Continuing operations	$ 6.50	$ 6.38	2%
Discontinued operations	.02	.24	
	$ 6.52	$ 6.62	(1)%
Return on Shareholders' equity	17%	22%	

Sales growth of 18% in 2008 over 2007 consisted of 14% from acquisitions of businesses, 3% from organic growth, and 1% from foreign exchange. Acquisitions of businesses were primarily The Moeller Group, acquired in April 2008; Phoenixtec, acquired in February 2008; and the MGE small systems UPS business, acquired in October 2007, all of which are included in the Electrical segment, along with the Argo-Tech aerospace business, acquired in March 2007. These acquisitions further increased the proportion of Eaton's sales outside of the United States. Organic growth included 2% from growth in end markets and 1% from outgrowing end markets.

Gross profit increased 15% in 2008 over 2007. This increase was primarily due to sales growth of 18%, which included sales of acquired businesses; the benefits of integrating acquired businesses; and continued productivity improvements driven by the Eaton Business System (EBS). These increases in gross profit were partially offset by the impact of rising prices for raw materials, supplies and other commodities, and expense of $27 related to the announced closing in the fourth quarter of 2008 of the automotive engine valve lifters manufacturing plant in Massa, Italy.

Net income in 2008 increased 6% over 2007. The increase was primarily due to higher sales and the other factors that affected gross profit discussed above, along with lower income taxes. These increases were partially offset by increases in selling, administrative, research and development, and interest expenses resulting from the inclusions of Moeller and Phoenixtec, and higher levels of expenses to support sales from existing operations. In addition, a $20 after-tax gain on the sale of the Mirror Controls business was included in income from discontinued operations in 2007 that was not present in 2008. Net income per Common Share in 2008 decreased 1% from 2007 due to the factors that resulted in increased net income discussed above, offset by the increase in average shares outstanding resulting from the sale of 18.678 million Common Shares in the second quarter of 2008.

In 2008, Eaton acquired six businesses and entered into a joint venture in separate transactions. The Statements of Consolidated Income include the results of these businesses from the effective dates of acquisition. These acquisitions are summarized below:

- On October 2, 2008, Integ Holdings Limited, the parent company of Integrated Hydraulics Ltd., a U.K.-based manufacturer of screw-in cartridge valves, custom-engineered hydraulic valves and manifold systems, was acquired. The business had sales of $52 in 2007 and is included in the Hydraulics segment.
- Nittan Global Tech Co. Ltd., a joint venture, became operational on October 1, 2008. The new joint venture will manage the global design, manufacture and supply of engine valves and valve actuation products to Japanese and Korean automobile and engine manufacturers. In addition, during the second half of 2008, several related manufacturing joint ventures were established.
- On July 31, 2008, the Engine Valves Business of Kirloskar Oil Engines Ltd., an India-based designer, manufacturer and distributor of intake and exhaust valves for diesel and gasoline engines, was acquired. The business had sales of $5 in 2007 and is included in the Automotive segment.

- On July 31, 2008, PK Electronics, a Belgium-based distributor and service provider of single phase and three-phase uninterruptible power supply (UPS) systems, was acquired. This business had sales of $9 for 2007 and is included in the Electrical segment.
- On April 4, 2008, The Moeller Group, a Germany-based supplier of electrical components for commercial and residential building applications and industrial controls for industrial equipment applications, was acquired. The business had sales of €1.02 billion in 2007 and is included in the Electrical segment.
- On March 31, 2008, Balmen Electronic, S.L., a Spain-based distributor and service provider of uninterruptible power supply (UPS) systems, was acquired. The business had sales of $6 in 2007 and is included in the Electrical segment.
- On February 26, 2008, Phoenixtec Power Company Ltd., a Taiwan-based manufacturer of single and three-phase uninterruptible power supply (UPS) systems, was acquired. The business had sales of $515 in 2007 and is included in the Electrical segment.

Net cash provided by operating activities was $1,416 in 2008, an increase of $255 over $1,161 of net cash provided by operating activities in 2007. The increase in operating cash flows, which demonstrated the strength of the mix of Eaton's businesses, was primarily due to higher net income of $64, a $123 increase in non-cash depreciation and amortization related to businesses acquired, an increase of $66 in cash received from the termination of interest rate swaps, and $9 in lower working capital funding. These increases were partially offset by the year-over-year changes in non-cash expense for deferred income taxes of $174. Strong cash flow from operations allowed commercial paper to be reduced to $767 at the end of 2008 and allowed Eaton to end 2008 with cash and short-term investments that totaled $530.

Net working capital of $1,050 at year-end 2008 compared to $1,108 at year-end 2007, or a net reduction of $58. The reduction in net working capital was primarily due to the net $116 decrease in cash and short-term investments and the $109 increase in the current portion of long-term debt in 2008. These changes were partially offset by the $87 increase in accounts receivable and the $71 increase in inventories, which primarily resulted from the acquisitions of Moeller and Phoenixtec. The current ratio was 1.28 at December 31, 2008, almost the same as the ratio of 1.30 at year-end 2007.

In February 2008, Eaton borrowed $250 under a 364-day $3.0 billion revolving credit agreement to partially finance the acquisition of Phoenixtec. In April 2008, Eaton borrowed €1.33 billion under the revolving credit agreement to finance the acquisition of Moeller. In order to refinance this debt, Eaton sold 18.678 million of its Common Shares in a public offering in the second quarter of 2008, resulting in net cash proceeds of $1.522 billion. In May 2008, Eaton issued $300 of 4.9% notes due in 2013 and $450 of 5.6% notes due in 2018. The cash proceeds from the sale of the Common Shares and from the issuance of the notes were used to repay borrowings incurred to fund the acquisitions of Moeller and Phoenixtec, and to repay commercial paper issued under the backstop provided by the $3.0 billion revolving credit agreement. Subsequently, in May 2008 Eaton terminated the $3.0 billion revolving credit agreement.

Total debt of $4,271 at December 31, 2008 increased $854 from $3,417 at year-end 2007. The increase in total debt included the issuance of $860 of long-term notes and $796 of commercial paper and other borrowings, partially offset by the repayment of $989 of notes, commercial paper and other debt. The increase in total debt largely resulted from funding the acquisitions of Moeller, Phoenixtec, and other businesses in 2008 for $2,807 and borrowings to fund working capital and other requirements, offset by cash proceeds of $1,522 from the sale of 18.678 million Common Shares in the second quarter of 2008. The net-debt-to-capital ratio was 37.2% at December 31, 2008 compared to 34.9% at year-end 2007, reflecting the combined effect during 2008 of the $854 increase in total debt, the $116 decrease in cash and short-term investments, and the $1,145 increase in Shareholders' equity, which primarily resulted from the sale of Common Shares in the second quarter and from net income of $1,058 for 2008, partially offset by other items.

On January 21, 2008, Eaton increased the quarterly dividend on its Common Shares by 16%, from $.43 per share to $.50 per share, effective for the February 2008 dividend.

Results of Operations–2008 Compared to 2007

	2008	2007	Increase/ (Decrease)
Continuing operations			
Net sales	$15,376	$13,033	18%
Gross profit	4,185	3,651	15%
Percent of net sales	27.2%	28.0%	
Income before income taxes	1,128	1,041	8%
Income after income taxes	$ 1,055	$ 959	10%
Income from discontinued operations	3	35	
Net income	$ 1,058	$ 994	6%
Net income per Common Share assuming dilution			
Continuing operations	$ 6.50	$ 6.38	2%
Discontinued operations	.02	.24	
	$ 6.52	$ 6.62	(1)%

Sales growth of 18% in 2008 over 2007 consisted of 14% from acquisitions of businesses, 3% from organic growth, and 1% from foreign exchange. Acquisitions of businesses were primarily The Moeller Group, acquired in April 2008; Phoenixtec, acquired in February 2008; and the MGE small systems UPS business, acquired in October 2007, all of which are included in the Electrical segment, along with the Argo-Tech aerospace business, acquired in March 2007. These acquisitions further increased the proportion of Eaton's sales outside of the United States. Organic growth included 2% from growth in end markets and 1% from outgrowing end markets.

Gross profit increased 15% in 2008 over 2007. This increase was primarily due to sales growth of 18%, which included sales of acquired businesses; the benefits of integrating acquired businesses; and continued productivity improvements driven by the Eaton Business System (EBS). These increases in gross profit were partially offset by the impact of rising prices for raw materials, supplies and other commodities, and expense of $27 related to the announced closing in the fourth quarter of 2008 of the automotive engine valve lifters manufacturing plant in Massa, Italy.

Results by Geographic Region

Net sales and segment operating profit are measured based on the geographic location of the selling plant.

	Net sales			Segment operating profit			Operating margin	
	2008	2007	Increase	2008	2007	Increase/ (Decrease)	2008	2007
United States	$ 8,775	$ 8,556	3%	$1,136	$ 1,177	(3)%	12.9%	13.8%
Canada	428	371	15%	60	54	11%	14.0%	14.6%
Europe	4,002	2,624	53%	270	166	63%	6.7%	6.3%
Latin America	1,455	1,246	17%	160	150	7%	11.0%	12.0%
Asia Pacific	1,963	1,144	72%	179	121	48%	9.1%	10.6%
Eliminations	(1,247)	(908)						
	$15,376	$13,033	18%					

In the United States, sales in 2008 increased 3% compared to 2007. The increase in sales was primarily due to growth in the Electrical, Aerospace and Hydraulics segments, as well as the acquisitions in 2007 of Argo-Tech and other businesses. These increases were partially offset by reduced sales in the Automotive segment due to the sharp decline in the North American automotive market during 2008, and reduced sales of the Truck segment. The 3% decline in operating profit in the United States reflected improved performance of the Electrical and Aerospace segments due to sales growth from existing businesses and the benefits of integrating acquired businesses, offset by reduced operating profit of the Automotive and Truck segments due to reduced sales resulting from declines in end markets. Acquisition integration charges were $45 in 2008 compared to $27 in 2007.

Growth in Canada in 2008 of 15% in sales and 11% in operating profit was primarily due to higher sales in the Electrical segment resulting from growth in end markets and from acquired businesses.

Sales growth in Europe in 2008 of 53% was primarily due to higher sales in the Electrical segment, which was largely due to the acquisitions of Moeller in 2008 and the MGE small systems UPS business in 2007, as well as growth in end markets. Sales growth was also due to increased sales in the Aerospace, Hydraulics, Truck and Automotive segments largely due to growth in end markets. The 63% increase in operating profit in Europe was largely due to higher operating profits of the Electrical segment resulting from the acquisitions of Moeller and MGE and sales growth from existing businesses. This increase also reflected improved results of the Aerospace and Hydraulics segments. These increases in operating profits were partially offset by reduced operating profits of the Truck and Automotive segments, and expense of $27 related to the announced closing in the fourth quarter of 2008 of the automotive engine valve lifters manufacturing plant in Massa, Italy. Acquisition integration charges were $22 in 2008 compared to $20 in 2007.

In Latin America, sales growth in 2008 of 17% was largely due to the Truck, Electrical and Hydraulics segments, primarily due to growth in end markets. The 7% increase in operating profit in Latin America was attributable to higher sales in 2008 and lower acquisition integration charges in 2008 compared to 2007. There were no acquisition integration charges in 2008 compared to $12 in 2007.

Growth in Asia Pacific in 2008 of 72% in sales and 48% in operating profit was primarily due to the acquisition of the Phoenixtec electrical business in 2008 and higher sales in the Electrical, Hydraulics, Automotive and Truck segments, mainly resulting from growth in end markets. Acquisition integration charges were $9 in 2008 compared to $5 in 2007.

Other Results of Operations

In 2008 and 2007, Eaton incurred charges related to the integration of acquired businesses. These charges, which consisted of plant consolidations and integration, were expensed as incurred.

Charges in 2008 related primarily to the integration of the following acquisitions: in the Electrical segment, Moeller, Phoenixtec and the MGE small systems UPS business; in the Hydraulics segment, Ronningen-Petter and Synflex; in the Aerospace segment, Argo-Tech, PerkinElmer and Cobham; and in the Automotive segment, Saturn and the engine valve business of Kirloskar Oil Engines Ltd.

Charges in 2007 related primarily to the integration of the following acquisitions: in the Electrical segment, the MGE small systems UPS business, Schreder-Hazemeyer, Senyuan and Powerware; in the Hydraulics segment, Synflex, Hayward and Walterscheid; in the Aerospace segment, Argo-Tech, PerkinElmer and Cobham; and in the Automotive segment, Saturn.

A summary of these charges follows:

	2008	2007
Electrical	$ 47	$ 12
Hydraulics	6	12
Aerospace	20	39
Automotive	3	1
Corporate	1	
Pretax charges	$ 77	$ 64
After-tax charges	$ 51	$ 42
Per Common Share	$ .31	$ .28

Acquisition integration charges in 2008 included $46 for the United States, $22 for Europe, and $9 for Asia Pacific. Charges in 2007 included $27 for the United States, $20 for Europe, $12 for Latin America and $5 for Asia Pacific. The acquisition integration charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related segment.

On October 20, 2008, Eaton announced the closure of its automotive engine valve lifters manufacturing plant in Massa, Italy. There were 350 employees affected by the closure decision. The action was taken to better align manufacturing capacity with future industry demand and to improve the competitive position of the valve actuation business. Aggregate pretax charges associated with this closure were $27, which were recognized in the fourth quarter of 2008, when management approved this action. These costs, which consisted of charges of $17 for severance, $7 for the write-down of assets and $3 for other costs, reduced operating profit of the Automotive segment.

In 2008 and 2007, Eaton recognized income tax benefits of $108 and $57, respectively, which represented adjustments to worldwide tax liabilities and valuation allowances. The 2008 income tax benefits reduced the effective income tax rate for 2008 from 16.0% to 6.4%. The 2008 benefits resulted from multiple income tax items including a benefit of $44 related to the consolidation of various legal entities and the recognition of $25 of tax credits related to the transfer of operations from Massa, Italy. The 2007 income tax benefits reduced the effective income tax rate for 2007 from 13.4% to 7.9%. The 2007 income tax benefits resulted from multiple income tax items. Included in the tax benefits were a $14 benefit from changes to state tax laws and a favorable revaluation of worldwide deferred tax assets. Further analysis regarding the change in the effective income tax rate in 2008 compared to 2007 is found in "Income Taxes" in the Notes to the Consolidated Financial Statements.

Net income in 2008 increased 6% over 2007. The increase was primarily due to higher sales and the other factors that affected gross profit discussed above, along with lower income taxes. These increases were partially offset by increases in selling, administrative, research and development, and interest expenses resulting from the inclusions of Moeller and Phoenixtec, and higher levels of expenses to support sales from existing operations. In addition, a $20 after-tax gain on the sale of the Mirror Controls business was included in income from discontinued operations in 2007 that was not present in 2008. Net income per Common Share in 2008 decreased 1% from 2007 due to the factors that resulted in increased net income discussed above, offset by the increase in average shares outstanding resulting from the sale of 18.678 million Common Shares in a public offering in the second quarter of 2008.

Results by Business Segment

Electrical

	2008	2007	Increase
Net sales	$ 6,920	$ 4,759	45%
Operating profit	863	579	49%
Operating margin	12.5%	12.2%	

Sales of the Electrical segment reached record levels in 2008. The 45% increase in sales over 2007 consisted of 37% from acquisitions of businesses, primarily Moeller, Phoenixtec and the MGE small systems UPS business, and 8% from organic growth. End markets for the Electrical segment grew about 4% during 2008 compared to 2007, with both U.S. markets and non-U.S. markets growing 4% during the year. However, due to the economic downturn, end markets for this business grew only about 1% during the fourth quarter of 2008, a slowdown from the 4% growth in the third quarter and the rest of the year. Nonresidential construction spending in the United States held up well in 2008, but Eaton expects it to begin to decline by the second quarter of 2009.

Operating profit rose 49% in 2008 over 2007, and operating margin rose to 12.5%, both of which were records for this segment. The increase in operating profit was largely due to growth in sales, results of acquired businesses, and continued productivity improvements. Operating profit was reduced by acquisition integration charges of $47 in 2008 compared to charges of $12 in 2007, which reduced the operating margin by 0.7% and 0.3% in 2008 and 2007, respectively. Acquisition integration charges in 2008 primarily related to Moeller, Phoenixtec and the MGE small systems UPS business. Charges in 2007 related to MGE small systems UPS business, Schreder-Hazemeyer, Senyuan and Powerware. The incremental operating margin for 2008 (the increase in operating profit compared to the increase in sales) was 13%. The operating margin for acquired businesses for 2008 was 14%.

New businesses acquired during 2008 in the Electrical segment include the following:

- On July 31, 2008, PK Electronics, a Belgium-based distributor and service provider of single phase and three-phase uninterruptible power supply (UPS) systems, was acquired. This business had sales of $9 for 2007.
- On April 4, 2008, The Moeller Group, a Germany-based business which is a leading supplier of electrical components for commercial and residential building applications and industrial controls for industrial equipment applications, was acquired. This business had sales of €1.02 billion for 2007.
- On March 31, 2008, Balmen Electronic, S.L., a Spain-based distributor and service provider of uninterruptible power supply (UPS) systems, was acquired. This business had sales of $6 for 2007.
- On February 26, 2008, Phoenixtec Power Company Ltd., a Taiwan-based manufacturer of single and three-phase uninterruptible power supply (UPS) systems, was acquired. This business had sales of $515 for 2007.

Hydraulics

	2008	2007	Increase
Net sales	$2,523	$2,391	6%
Operating profit	285	265	8%
Operating margin	11.3%	11.1%	

Sales of the Hydraulics segment reached record levels in 2008. The 6% increase in sales consisted of 3% from foreign exchange, 2% from organic growth and 1% from acquisitions of businesses. Global hydraulics end markets grew 2% in 2008 compared to 2007, with U.S. markets up 1% and non-U.S. markets up 3%. However, global hydraulics markets declined markedly in the fourth quarter of 2008, led by steep production cutbacks by customers around the world. During the fourth quarter of 2008, hydraulics markets declined 8% compared to the same period in 2007, with U.S. markets down 9% and non-U.S. markets down 8%.

Operating profit rose 8% in 2008 over 2007, and operating margin increased to 11.3%, both of which were records for this segment. The increase in operating profit was due to growth in sales, the benefits of integrating acquired businesses, and an overall improvement in operating efficiencies. Operating profit was reduced by acquisition integration charges of $6 in 2008 compared to charges of $12 in 2007, which reduced the operating margin by 0.2% and 0.5% in 2008 and 2007, respectively. Acquisition integration charges in 2008 primarily related to Ronningen-Petter and Synflex. Charges in 2007 largely related to Synflex, Hayward and Walterscheid. The incremental operating margin for 2008 was 15%.

On October 2, 2008, Integ Holdings Limited, the parent company of Integrated Hydraulics Ltd., a U.K.-based manufacturer of screw-in cartridge valves, custom-engineered hydraulic valves and manifold systems, was acquired. The business had sales of $52 in 2007.

Aerospace

	2008	2007	Increase
Net sales	$1,811	$1,594	14%
Operating profit	283	233	21%
Operating margin	15.6%	14.6%	

Sales of the Aerospace segment reached record levels in 2008. The 14% increase in sales consisted of 13% from organic growth and 2% from acquisitions of businesses, partially offset by a decrease of 1% from foreign exchange. Aerospace end markets in 2008 grew 3%. Non-U.S. markets grew 11%, driven by strong deliveries from Airbus, while U.S. markets were flat, driven by a decline in deliveries of new aircraft from Boeing as a result of a strike at its manufacturing operations.

Operating profit rose 21% in 2008 over 2007 and was a record for this segment. The increase in operating profit was due to growth in sales, the benefits of integrating acquired businesses, and an overall improvement in operating efficiencies. Operating profit was reduced by acquisition integration charges of $20 in 2008 compared to charges of $39 in 2007, which reduced the operating margin by 1.1% and 2.4% in 2008 and 2007, respectively. Acquisition integration charges in 2008 and 2007 primarily related to Argo-Tech, PerkinElmer and Cobham. Despite inefficiencies incurred as a result of the Boeing strike, this segment earned a 15.6% operating margin in 2008. The incremental operating margin for 2008 was 23%.

Truck

	2008	2007	Increase/ (Decrease)
Net sales	$2,251	$2,147	5%
Operating profit	315	357	(12)%
Operating margin	14.0%	16.6%	

Sales of the Truck segment increased 5% in 2008 over 2007. The 5% increase in sales consisted of 2% from organic growth and 3% from foreign exchange. End markets were up 1% in 2008 over 2007, with U.S. markets down 5% and non-U.S. markets up 9%. Production of North American heavy-duty trucks in 2008 totaled 205,000 units, a decrease of 3% from 2007, with particular weakness in the fourth quarter.

Operating profit of $315 in 2008 was 12% lower than 2007, primarily due to operating inefficiencies related to the inability to absorb fixed manufacturing costs resulting from volatile end markets. In spite of end markets for the Truck segment that performed unevenly in 2008, this segment achieved an operating margin of 14.0% in 2008.

Automotive

	2008	2007	Decrease
Net sales	$1,871	$2,142	(13)%
Operating profit	59	234	(75)%
Operating margin	3.2%	10.9%	

The 13% decrease in sales of the Automotive segment in 2008 from 2007 reflected a 15% decrease in sales volume, partially offset by a 2% increase from foreign exchange. In 2008, global automotive markets declined 7% compared to 2007, with U.S. markets down 16% and non-U.S. markets down 2%. The North American markets were weak throughout 2008, and Europe, Brazil and China also weakened dramatically during the year. In addition, the strike at a major U.S. automotive supplier was not fully resolved until very late in the second quarter of 2008, further reducing automotive production in the U.S. in 2008. Additionally, due to the economic downturn in the fourth quarter of 2008, automotive markets dropped sharply around the world, with automotive unit production in the fourth quarter declining by 24%.

Operating profit decreased 75% in 2008 from 2007, largely due to the decline in sales volume and changes in product mix. The sharp slowdown in end markets in 2008, as well as continued shifts in mix to smaller vehicles in the U.S., resulted in the inability of this business to absorb fixed manufacturing costs, which severely impacted operating profit. The sudden drop in sales volume during the fourth quarter of 2008 created significant additional manufacturing inefficiencies and necessitated significant reductions in personnel. In addition, an action was taken in the fourth quarter of 2008 to close the Massa, Italy, valve actuation plant, which resulted in a charge in the fourth quarter of $27. Operating profit was also reduced by acquisition integration charges of $3 in 2008 as compared to $1 in 2007, which reduced operating margin by 0.2% in 2008 and 0.1% in 2007. Acquisition integration charges in 2008 related to Saturn and the engine valve business of Kirloskar Oil Engines Ltd. Charges in 2007 related to Saturn.

On October 1, 2008, Nittan Global Tech Co. Ltd., a joint venture, became operational. The new joint venture will manage the global design, manufacture and supply of engine valves and valve actuation products to Japanese and Korean automobile and engine manufacturers. In addition, during the second half of 2008, several related manufacturing joint ventures were established.

On July 31, 2008, the engine valves business of Kirloskar Oil Engines Ltd. was acquired. This India-based company, which had sales of $5 in 2007, designs, manufacturers and sells intake and exhaust valves for diesel and gasoline engines.

Corporate

Amortization of intangible assets was $161 in 2008, an increase from $79 in 2007, reflecting amortization of intangible assets associated with recently acquired businesses, primarily the Moeller, Phoenixtec and MGE small systems UPS electrical businesses.

Interest expense was $157 in 2008, an increase from $147 in 2007. The increase was primarily due to borrowings to finance recently acquired businesses, primarily the Moeller, Phoenixtec, MGE small systems UPS electrical businesses, and Argo-Tech.

Corporate pension & other postretirement benefit expense was $141 in 2008, a decrease from $164 in 2007. The decrease was primarily due to the effect of updated actuarial assumptions.

Liquidity, Capital Resources & Changes in Financial Condition During 2008

Net cash provided by operating activities was $1,416 in 2008, an increase of $255 over $1,161 of net cash provided by operating activities in 2007. The increase in operating cash flows, which demonstrated the strength of the mix of Eaton's businesses, was primarily due to higher net income of $64, a $123 increase in non-cash depreciation and amortization related to businesses acquired, an increase of $66 in cash received from the termination of interest rate swaps, and $9 in lower working capital funding. These increases were partially offset by the year-over-year change in non-cash expense for deferred income taxes of $174. Strong cash flow from operations allowed commercial paper to be reduced to $767 at the end of 2008 and allowed Eaton to end 2008 with cash and short-term investments that totaled $530.

Net working capital of $1,050 at year-end 2008 compared to $1,108 at year-end 2007, or a net reduction of $58. The reduction in net working capital was primarily due to the net $116 decrease in cash and short-term investments and the $109 increase in the current portion of long-term debt in 2008. These changes were partially offset by the $87 increase in accounts receivable and the $71 increase in inventories, which primarily resulted from the acquisitions of Moeller and Phoenixtec. The current ratio was 1.28 at December 31, 2008, almost the same as the ratio of 1.30 at year-end 2007.

Eaton monitors the third-party depository institutions that hold its cash and short-term investments on a daily basis. Its emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds. Eaton diversifies its cash and short-term investments among counterparties to minimize exposure to any one of these entities. Eaton also monitors the credit worthiness of its customers and suppliers to mitigate any adverse impact on it.

Capital expenditures for property, plant and equipment were $448, an increase from $354 in 2007. Capital expenditures for 2009 are expected to be $250, which would be 44% below capital expenditures made in 2008.

In February 2008, Eaton borrowed $250 under a 364-day $3.0 billion revolving credit agreement to partially finance the acquisition of Phoenixtec. In April 2008, Eaton borrowed €1.33 billion under the revolving credit agreement to finance the acquisition of Moeller. In order to refinance this debt, Eaton sold 18.678 million of its Common Shares in a public offering in the second quarter of 2008, resulting in net cash proceeds of $1.522 billion. In May 2008, Eaton issued $300 of 4.9% notes due in 2013 and $450 of 5.6% notes due in 2018. The cash proceeds from the sale of the Common Shares and from the issuance of the notes were used to repay borrowings incurred to fund the acquisitions of Moeller and Phoenixtec, and to repay commercial paper issued under the backstop provided by the $3.0 billion revolving credit agreement. Subsequently, in May 2008 Eaton terminated the $3.0 billion revolving credit agreement.

Total debt of $4,271 at December 31, 2008 increased $854 from $3,417 at year-end 2007. The increase in total debt included the issuance of $860 of long-term notes and $796 of commercial paper and other borrowings, partially offset by the repayment of $989 of notes, commercial paper and other debt. The increase in total debt largely resulted from funding the acquisitions of Moeller, Phoenixtec, and other businesses in 2008 for $2,807 and borrowings to fund working capital and other requirements, offset by cash proceeds of $1,522 from the sale of 18.678 million Common Shares in the second quarter of 2008. The net-debt-to-capital ratio was 37.2% at December 31, 2008 compared to 34.9% at year-end 2007, reflecting the combined effect during 2008 of the $854 increase in total debt, the $116 decrease in cash and short-term investments, and the $1,145 increase in Shareholders' equity, which resulted principally from the sale of Common Shares in the second quarter and from net income of $1,058 for 2008, partially offset by other items. Aggregate mandatory annual maturities of long-term debt for each of the next five years are $269 in 2009, $281 in 2010, $0 in 2011, $312 in 2012 and $307 in 2013. As of December 31, 2008, Eaton had no debt agreements that resulted in any material restriction on the net assets of any of its subsidiaries.

In May 2008, Eaton entered into a new $500 revolving credit facility. This facility replaced two existing facilities totaling $300 that expired in May 2008. The new facility increases Eaton's United States long-term revolving credit facilities with banks to $1.7 billion, of which $700 expire in 2010, $500 in 2011 and $500 in 2013. These revolving credit facilities support Eaton's commercial paper borrowings. There were no borrowings outstanding under these revolving credit facilities at December 31, 2008. Eaton also had short-term lines of credit of $437 at December 31, 2008.

Eaton's ability to access the commercial paper market, and the related cost of these borrowings, is due to the strength of its credit rating and overall market conditions. To date, Eaton has not experienced any material limitations on its ability to access these sources of liquidity. Eaton maintains $1.7 billion of long-term revolving credit facilities with banks in support of its commercial paper program, as discussed above. It has no direct borrowings outstanding under these credit facilities.

On January 30, 2009, Standard & Poor's lowered their credit rating for the Company by one notch from A/A-1/Negative to A-/A-2/Stable (long-term rating/short-term rating/outlook). Standard & Poor's rating action was based on their view that weak end market conditions would limit Eaton's ability to return to credit metrics consistent with Standard & Poor's target levels for an A/A-1 rating in the near term. Eaton maintains an A2/P-1/Negative rating at Moody's and an A/F-1/Negative rating at Fitch, the two other credit rating agencies that rate the Company. On December 31, 2008 Moody's issued a report maintaining their rating of the Company. Fitch last reported on the Company specifically on August 14, 2008 at the rating noted earlier.

A $281 Floating Rate Senior Note due 2010 was issued in 2007 by a subsidiary of Eaton in order to refinance short-term borrowings related to the acquisition of Argo-Tech in 2007. As of December 31, 2008, the Note is no longer secured by the assets of any subsidiary and the Note does not restrict net assets of any subsidiary.

Financial instruments used by Eaton are straightforward, non-leveraged instruments. The counterparties to these instruments are financial institutions with strong credit ratings. Eaton maintains controls over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions.

On January 22, 2007, Eaton announced it had authorized a 10 million Common Shares repurchase program. The shares are expected to be repurchased over time, depending on market conditions, the market price of the Company's Common Shares, the Company's capital levels and other considerations. Under the share repurchase program, 1.4 million shares were repurchased in 2008 in the open market at a total cost of $100 and 4.1 million shares were repurchased in 2007 at a total cost of $340.

On January 21, 2008, Eaton increased the quarterly dividend on its Common Shares by 16%, from $.43 per share to $.50 per share, effective for the February 2008 dividend.

In September 2006, the FASB issued SFAS No.157, *"Fair Value Measurements."* This Statement defines fair value for financial and non-financial assets and liabilities, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance applies to other accounting pronouncements that require or permit fair value measurements. In 2008, Eaton adopted the provisions of SFAS No. 157 for financial assets and liabilities and for non-financial assets recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). These financial assets and liabilities primarily included short and long-term investments, derivative financial instruments, assets related to defined benefit pension plans, and financial assets and liabilities related to acquired businesses. The adoption of this Statement in 2008 had an immaterial effect on Eaton's consolidated financial position and results of operations.

Outlook For 2009

Eaton's end markets continued to decline during early 2009. Eaton expects its end markets in 2009 to decline through the second, and possibly the third, quarter. Eaton now expects its end markets to decline by between 10% and 11% compared to 2008. It expects to outgrow the end markets in 2009 by approximately $300 of sales, and also expects approximately $400 of sales growth from the full-year impact of the six acquisitions completed in 2008. These increases are expected to offset a decline in foreign currencies of 6%. As a result, sales in 2009 are now anticipated to decline by 11% compared to 2008.

Eaton took significant employee reduction actions in 2008 in anticipation of the severe economic downturn, and in January 2009 it took further action. The employee reductions in 2008 and 2009 total approximately 10% of the full-time workforce. Net of $110 of severance costs to be incurred in the first quarter of 2009, Eaton anticipates a year-over-year pretax earnings increase in 2009 of $165 from these actions. In 2010, Eaton expects an additional year-over-year increase in pretax earnings of $125.

Other cost reduction actions being implemented across the company to deal with the further decline of Eaton's end markets include freezing wages where possible and a reduction of certain benefits provided to employees. In addition, there will be further savings from ongoing acquisition integration activities in 2009. Eaton anticipates the savings from the two largest acquisitions, Moeller and Phoenixtec, to add $0.30 per share to 2009 after-tax earnings.

Looking at the first quarter of 2009, Eaton expects that sales will be impacted by plant shutdowns implemented by many of its hydraulics, truck, and automotive customers late in the fourth quarter of 2008, which in many cases are extending into the middle of the first quarter of 2009. These shutdowns will lower sales in the first quarter of 2009 compared to the fourth quarter of 2008.

Eaton will be changing business segment reporting in 2009, dividing the Electrical business into two segments. The segments will be based on geography, with one segment focused on the Americas and the other on the Rest of the World.

For the Electrical Americas segment, Eaton expects end markets to decline in 2009 by approximately 9%. Nonresidential construction spending in the United States held up well in the fourth quarter of 2008, but Eaton expects it to begin to decline by the second quarter of 2009.

For the Electrical Rest of World segment, Eaton expects end markets to decline by 7%.

For the Hydraulics segment, in 2009 Eaton anticipates a sharp contraction in markets, with global end markets down approximately 18%. Markets in the U.S. are expected to decline by 21% and non-U.S. markets are expected to decline by 15%.

For the Aerospace segment, Eaton expects markets to decline in 2009 by approximately 1%. U.S. markets are expected to grow by 1%, driven by growth in defense markets, while non-U.S. markets are expected to decline by 6%.

For the Truck segment, in 2009 Eaton expects its markets to decline by 20%. Its U.S. markets are expected to decline by 22%. North American heavy-duty truck production is expected to be between 145,000 and 150,000 units, as the economic downturn and lack of financing will limit the desire of truck buyers to purchase additional trucks in advance of the emissions law change on January 1, 2010. Non-U.S. markets are expected to decline by 18% in 2009.

For the Automotive segment, Eaton expects that global automotive production will likely drop by approximately 16% compared to 2008. Overall 2009 production levels are likely to be broadly similar to the volume levels experienced during the fourth quarter of 2008.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements concerning Eaton's first quarter 2009 and full year 2009, full year 2009 sales, worldwide end markets, growth in relation to end markets, growth from acquisitions, the benefits due to employee reduction actions, and estimated savings from acquisition integration. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. These statements should be used with caution and are subject to various risks and uncertainties, many of which are outside of Eaton's control. The following factors could cause actual results to differ materially from those in the forward-looking statements: unanticipated changes in the markets for Eaton's business segments; unanticipated downturns in business relationships with customers or their purchases from Eaton; competitive pressures on sales and pricing; increases in the cost of material and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; the impact of acquisitions and divestitures; unanticipated difficulties integrating acquisitions; new laws and governmental regulations; interest rate changes; changes in currency exchange rates; stock market fluctuations; and unanticipated deterioration of economic and financial conditions in the United States and around the world. Eaton does not assume any obligation to update these forward-looking statements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Eaton's management to make estimates and use assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made their best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. For any estimate or assumption there may be other reasonable estimates or assumptions that could have been used. However, the Company believes that given the current facts and circumstances, it is unlikely that applying such other estimates and assumptions would have caused materially different amounts to have been reported. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, future actual results could differ from estimates used.

Revenue Recognition

Sales are recognized when a sales agreement is in place, products have been shipped to customers and title has transferred in accordance with shipping terms (FOB shipping point, FOB destination or equivalent International Commercial (INCO) Terms), the selling price is fixed and determinable and collectability is reasonably assured, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Other revenues for service contracts are generally recognized as the services are provided.

Accounts Receivable

The Company performs ongoing credit evaluation of its customers and maintains sufficient allowances for potential credit losses. The Company evaluates the collectability of its accounts receivable based on the length of time the receivable is past due and the anticipated future write-off based on historic experience. Accounts receivable balances are written off against allowance for doubtful accounts after a final determination of uncollectibility has been made.

Impairment of Goodwill & Other Long-Lived Assets

SFAS No. 142 *"Goodwill and Other Intangible Assets"* provides that goodwill and indefinite life intangible assets should be tested annually for impairment in accordance with the specified methodology. Further, goodwill and indefinite life intangible assets should be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount exceeds its fair value. During 2008, Eaton completed annual impairment tests for goodwill and indefinite life intangible assets as of July 1, 2008, as required by SFAS No. 142. In addition, based on changes in the global economic environment in second half of 2008, goodwill and indefinite life intangible assets were also tested for impairment in the fourth quarter of 2008. These tests confirmed that the fair value of Eaton's reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized.

Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each unit, including goodwill and intangible assets. A discounted cash flow model is used to estimate fair value. The model requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting unit.

Goodwill and other intangible assets totaled $7.8 billion at the end of 2008 and represented 47% of total assets. These assets resulted primarily from the $2.1 billion (€1.33 billion) acquisition in 2008 of The Moeller Group, a leading supplier of electrical components; the $587 acquisition in 2008 of Phoenixtec, a manufacturer of uninterruptible power supply (UPS) electrical systems; the $614 acquisition in 2007 of the MGE small systems UPS electrical business; the $731 acquisition in 2007 of Argo-Tech, a manufacturer of aerospace, airframe, and ground fueling pumps and systems for commercial and military aerospace markets; the $573 acquisition in 2004 of Powerware Corporation, the electrical UPS business; the $1.6 billion acquisition in 1999 of Aeroquip-Vickers, Inc., a mobile and industrial hydraulics business; and the $1.1 billion acquisition in 1994 of the electrical distribution and controls business unit of Westinghouse.

These businesses, as well as many of the Company's other recent business acquisitions, have a long history of operating successfully and profitably and hold significant market positions in the majority of their product lines. Their products are not subject to rapid technological or functional obsolescence. These factors, coupled with continuous strong product demand, support the recorded values of the goodwill and intangible assets related to acquired businesses.

Long-lived assets, other than goodwill and indefinite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses, a significant adverse change in the use of an asset, the planned disposal or sale of the asset, a significant adverse change in the business climate or legal factors related to the asset, or a significant decrease in the estimated fair value of an asset. The asset would be considered impaired when the estimated future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Income Tax Assets & Liabilities

Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities, and for certain United States and non-United States tax loss carryforwards and income tax credit carryforwards. Recorded deferred income tax assets and liabilities are described in detail in "Income Taxes" in the Notes to the Consolidated Financial Statements. Significant factors considered by management in the determination of the probability of the realization of deferred tax assets include historical operating results, expectations of future earnings and taxable income, and the extended period of time over which certain temporary differences will reverse. A valuation allowance of $280 has been recognized for certain deferred income tax assets at December 31, 2008, because management believes there is a low probability of the realization of deferred income tax assets related to certain United States Federal income tax credit carryforwards and tax loss carryforwards, most United States state and local income tax loss carryforwards and income tax credit carryforwards, and most non-United States tax loss carryforwards and income tax credit carryforwards.

Pension & Other Postretirement Benefit Plans

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either reduce or increase pension losses included in accumulated other comprehensive loss, which ultimately affects net income.

The discount rate for United States plans was determined by constructing a zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, which was designed to match the discounted expected benefit payments. Those bonds rated Aa3 or better by Moody's Investor Services were included. Callable bonds with explicit call schedules were excluded and bonds with "make-whole" call provisions were included. Finally, a subset of bonds was selected by grouping the universe of bonds by duration and retaining 50% of the bonds that had the highest yields.

The discount rates for non-United States plans are appropriate for each region and are based on high quality long-term corporate and government bonds. Consideration has been given to the duration of the liabilities in each plan for selecting the bonds to be used in determining the discount rate.

Key assumptions used to calculate pension and other postretirement benefits expense are adjusted at each year-end. A 1-percentage point change in the assumed rate of return on pension plan assets is estimated to have approximately a $23 effect on pension expense. Likewise, a 1-percentage point change in the discount rate is estimated to have approximately a $33 effect on pension expense. A 1-percentage point change in the discount rate is estimated to have approximately a $2 effect on expense for other postretirement benefit plans. Additional information related to changes in key assumptions used to recognize expense for other postretirement benefit plans is found in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements.

Stock Options Granted to Employees & Directors

Application of the Black-Scholes option pricing model involves assumptions that are judgmental and affect compensation expense. Historical information was the primary basis for the selection of expected volatility, expected option life, and expected dividend yield. Expected volatility was based on the most recent historical period equal to the expected life of the option. The risk-free interest rate was based on yields of U.S. Treasury zero-coupon issues with a term equal to the expected life of the option, on the date the stock options were granted.

Fair value

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* This Statement defines fair value for financial and non-financial assets and liabilities, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance applies to other accounting pronouncements that require or permit fair value measurements. In 2008, Eaton adopted the provisions of SFAS No. 157 for financial assets and liabilities and for non-financial assets recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). These financial assets and liabilities primarily include short and long-term investments, derivative financial instruments, assets related to defined benefit pension plans, and financial assets and liabilities related to acquired businesses. The adoption of this Statement in 2008 had an immaterial effect on Eaton's consolidated financial position and results of operations.

In 2009, Eaton must adopt the provisions of SFAS No. 157 for other non-financial assets and liabilities, primarily goodwill, intangible assets, non-financial assets and liabilities related to acquired businesses and impairment and restructuring activities. In 2009, this Statement is not expected to have a material effect on Eaton's consolidated financial position or results of operations.

In determining fair value, Eaton uses various valuation techniques and prioritizes the use of observable inputs. The availability of observable inputs varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded and other characteristics specific to the instrument. Eaton assesses the inputs used to measure fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices in active markets for identical instruments. Level 2 inputs include quoted prices in active markets for similar instruments. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in the pricing the asset or liability, however, Eaton does not currently have any instruments valued with Level 3 inputs. The use of inputs is reflected in the hierarchy assessment disclosed in the "Financial Assets & Liabilities Measured at Fair Value" in the Notes to the Consolidated Financial Statements. Eaton's fair value processes include controls that are designed to ensure that fair values are appropriate. Such controls include model valuation, review of key inputs, analysis of fluctuations between periods, and reviews by senior management.

Protection of the Environment

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party (PRP) under the Federal Superfund law at a number of waste disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be incurred over a period of several years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs, when it is probable that a liability has been incurred. At December 31, 2008, the balance sheet included a liability for these costs of $85. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.

Contingencies

Eaton is subject to a broad range of claims, administrative proceedings, and legal proceedings, such as lawsuits that relate to contractual allegations, patent infringement, personal injuries (including asbestos claims) and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes that these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties and equipment, as described in "Lease Commitments" in the Notes to the Consolidated Financial Statements. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to Eaton's financial position, results of operations or cash flows.

Market Risk Disclosure

The Company is exposed to various changes in financial market conditions, including fluctuations in interest rates, foreign currency exchange rates, and commodity prices. Eaton manages exposure to such risks through normal operating and financing activities.

Financial instruments used by Eaton are straightforward, non-leveraged instruments. The counterparties to these instruments are financial institutions with strong credit ratings. Eaton maintains control over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions.

Eaton monitors the third-party depository institutions that hold its cash and short-term investments on a daily basis. Its emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds. Eaton diversifies its cash and short-term investments among counterparties to minimize exposure to any one of these entities. Eaton also monitors the creditworthiness of its customers and suppliers to mitigate any adverse impact on Eaton.

Eaton's ability to access the commercial paper market, and the related cost of these borrowings, is related to the strength of its credit rating and overall market conditions. To date, Eaton has not experienced any material limitations in its ability to access these sources of liquidity. At December 31, 2008, Eaton had $1.7 billion of long-term revolving credit facilities with banks in support of its commercial paper program, as discussed above. It has no direct borrowings outstanding under these credit facilities.

Interest rate risk can be measured by calculating the near-term earnings impact that would result from adverse changes in interest rates. This exposure results from short-term debt, which includes commercial paper at a floating interest rate, long-term debt that has been swapped to floating rates, and money market investments that have not been swapped to fixed rates. A 100 basis point increase in short-term interest rates would increase the Company's net, pretax interest expense by approximately $13.

Eaton also measures interest rate risk by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on Eaton's best estimate for a hypothetical, immediate 100 basis point decrease in interest rates at December 31, 2008, the market value of the Company's debt and interest rate swap portfolio, in aggregate, would increase by $125.

Foreign currency risk is the risk that Eaton will incur economic losses due to adverse changes in foreign currency exchange rates. The Company mitigates foreign currency risk by funding some investments in foreign markets through local currency financings. Such non-U.S. Dollar debt was $163 at December 31, 2008. To augment Eaton's non-U.S. Dollar debt portfolio, the Company also enters into forward foreign exchange contracts and foreign currency swaps from time to time to mitigate the risk of economic loss in its foreign investments due to adverse changes in exchange rates. At December 31, 2008, the aggregate balance of such contracts was $313. Eaton also monitors exposure to transactions denominated in currencies other than the functional currency of each country in which the Company operates, and regularly enters into forward contracts to mitigate that exposure. In the aggregate, Eaton's portfolio of forward contracts related to such transactions was not material to its financial position, results of operations or cash flows during 2008.

Other than the above noted debt and financial derivative arrangements, there were no material derivative instrument transactions in place or undertaken during 2008.

Contractual Obligations

A summary of contractual obligations as of December 31, 2008 follows:

	2009	2010 to 2011	2012 to 2013	After 2013	Total
Long-term debt	$ 269	$ 285	$ 621	$ 2,284	$ 3,459
Interest expense related to long-term debt	170	316	278	1,324	2,088
Reduction of interest expense from interest rate swap agreements related to long-term debt	(22)	(53)	(49)	(182)	(306)
Operating leases	117	170	86	54	427
Purchase obligations	547	120	60	34	761
Other long-term liabilities	286	28	27	65	406
	$ 1,367	$ 866	$ 1,023	$ 3,579	$ 6,835

Long-term debt includes obligations under capital leases, which are not material. Interest expense related to long-term debt is based on the fixed interest rate, or other applicable interest rate related to the debt instrument, at December 31, 2008. The reduction of interest expense due to interest rate swap agreements related to long-term debt is based on the difference in the fixed interest rate the Company receives from the swap, compared to the floating interest rate the Company pays on the swap, at December 31, 2008. Purchase obligations are entered into with various vendors in the normal course of business. These amounts include commitments for purchases of raw materials, outstanding non-cancelable purchase orders, releases under blanket purchase orders and commitments under ongoing service arrangements. Other long-term liabilities include $271 of contributions to pension plans in 2009 and $126 of deferred compensation earned under various plans for which the participants have elected to receive disbursement at a later date. The table above does not include future expected pension benefit payments or expected other postretirement benefit payments for each of the next five years and the five years thereafter. Information related to the amounts of these future payments is described in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements. The table above also excludes the liability for unrecognized income tax benefits, since the Company cannot predict with reasonable reliability the timing of cash settlements with the respective taxing authorities. At December 31, 2008, the gross liability for unrecognized income tax assets totaled $139, including interest and penalties of $38.

Results of Operations – 2007 Compared to 2006

	2007	2006	Increase
Continuing operations			
Net sales	$ 13,033	$12,232	7%
Gross profit	3,651	3,283	11%
Percent of net sales	28.0%	26.8%	
Income before income taxes	1,041	969	7%
Income after income taxes	$ 959	$ 897	7%
Income from discontinued operations	35	53	
Net income	$ 994	$ 950	5%
Net income per Common Share assuming dilution			
Continuing operations	$ 6.38	$ 5.87	9%
Discontinued operations	.24	.35	
	$ 6.62	$ 6.22	6%
Return on Shareholders' equity	22%	23%	

Sales growth of 7% in 2007 over 2006 consisted of 3% from acquisitions of businesses, 3% from foreign exchange, and 1% from organic growth. Organic growth included 2% from outgrowing end markets, offset by a 1½% decline in end markets, principally due to the anticipated sharp reduction in North American commercial truck production.

Gross profit increased 11% in 2007 compared to 2006 and improved to 28.0% of net sales, up from 26.8% of net sales in 2006. These increases were primarily due to sales growth of 7%; benefits from the Excel 07 program; benefits of integrating acquired businesses; continued productivity improvements driven by the Eaton Business System (EBS); and net pretax costs of $154 in 2006 related to the Excel 07 program. The Excel 07 program was a series of actions taken in 2006 intended to address resource levels and operating performance in businesses that underperformed in 2005 and businesses that were expected to weaken during second half 2006 and 2007. The improvements in gross profit in 2007 were partially offset by higher prices paid for certain raw materials, supplies and basic metals; and higher acquisition integration charges of $64 in 2007 compared to $40 in 2006. Overall business segment operating margin in 2007 was a record 12.8%, with the Electrical, Hydraulics and Aerospace businesses representing 65% of overall segment operating profit.

Results by Geographic Region

Net sales and segment operating profit are measured based on the geographic location of the selling plant.

	Net sales			Segment operating profit			Operating margin	
	2007	2006	Increase	2007	2006	Increase	2007	2006
United States	$ 8,556	$ 8,530	-	$ 1,177	$1,146	3%	13.8%	13.4%
Canada	371	337	10%	54	44	23%	14.6%	13.1%
Europe	2,624	2,313	13%	166	65	155%	6.3%	2.8%
Latin America	1,246	1,090	14%	150	120	25%	12.0%	11.0%
Asia Pacific	1,144	888	29%	121	93	30%	10.6%	10.5%
Eliminations	(908)	(926)						
	$13,033	$ 12,232	7%					

In the United States, sales in 2007 were flat compared to 2006. Sales increases in the Electrical, Aerospace and Hydraulics segments in the U.S. were due to growth in end markets, as well as the acquisitions of Argo-Tech and other businesses. This growth in sales was offset by reduced sales in the Truck segment due to a decline in the U.S. commercial truck market. The 3% increase in operating profit reflected improved sales and performance in the Electrical, Aerospace and Automotive segments, partially offset by reduced operating profit of the Truck segment; benefits of the Excel 07 program; benefits of integrating acquired businesses; and $69 of net pretax costs in 2006 related to the Excel 07 program. Acquisition integration charges were $27 in 2007 compared to $23 in 2006.

Growth in Canada in 2007 of 10% in sales and 23% in operating profit was primarily due to higher sales in the Electrical segment, resulting from growth in end markets and sales from acquired businesses.

Sales growth in Europe in 2007 of 13% was primarily due to higher sales in the Electrical segment, which reflected the acquisitions of the MGE small systems UPS business and other businesses, and growth in end markets. Sales growth also was due to increased sales in the Hydraulics, Automotive and Aerospace segments largely due to growth in end markets. These sales increases were partially offset by reduced sales in the Truck segment due to a decline in end markets. The sharp increase in operating profit of 155% in Europe reflected increased operating profit in the Automotive and Truck segments, largely due to $77 of net pretax costs in 2006 related to the Excel 07 program; sales growth; benefits from the Excel 07 program; and benefits of integrating acquired businesses. These increases were partially offset by higher acquisition integration charges of $20 in 2007 compared to $7 in 2006.

In Latin America, growth in 2007 of 14% in sales was largely due to higher sales in the Truck, Electrical, Hydraulics and Automotive segments, primarily due to growth in end markets. The 25% increase in operating profit in Latin America was attributable to higher sales; benefits of the Excel 07 program; an adjustment in 2006 related to Brazilian inventories in the Truck segment; the benefits of integrating acquired businesses; and Excel 07 program expenses of $5 in 2006. These increases were partially offset by higher acquisition integration charges of $12 in 2007 compared to $6 in 2006, and a gain on the sale of the Brazilian battery business in 2006.

Growth in Asia Pacific in 2007 of 29% in sales and 30% in operating profit was primarily due to higher sales in the Hydraulics, Electrical, Truck and Automotive segments, mainly resulting from growth in end markets and acquisitions of businesses.

Other Results of Operations

In 2007 and 2006, Eaton incurred charges related to the integration of acquired businesses. These charges, which consisted of plant consolidations and integration, were expensed as incurred.

Charges in 2007 related to the integration of primarily the following acquisitions: in the Electrical segment, the MGE small systems UPS business, Schreder-Hazemeyer, Senyuan and Powerware; in the Hydraulics segment, Synflex and Hayward; in the Aerospace segment, Argo-Tech, PerkinElmer and Cobham; and in the Automotive segment, Saturn and Tractech.

Charges in 2006 related to the integration of primarily the following acquisitions: in the Electrical segment, Pringle and Powerware; in the Hydraulics segment, Synflex, Hayward, Winner and Walterscheid; in the Aerospace segment, PerkinElmer and Cobham; in the Truck segment, Pigozzi; and in the Automotive segment, Tractech and Morestana.

A summary of these charges follows:

	2007	2006
Electrical	$ 12	$ 7
Hydraulics	12	11
Aerospace	39	12
Truck		5
Automotive	1	5
Pretax charges	$ 64	$ 40
After-tax charges	$ 42	$ 27
Per Common Share	$ .28	$ .17

Acquisition integration charges in 2007 included $27 for the United States, $20 for Europe, $12 for Latin America and $5 for Asia Pacific. Charges in 2006 included $23 for the United States, $7 for Europe, $6 for Latin America and $4 for Asia Pacific. These charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related segment.

In the first quarter of 2006, Eaton announced, and began to implement, its Excel 07 program. This program was a series of actions concluded in 2006 intended to address resource levels and operating performance in businesses that underperformed in 2005, and businesses that were expected to weaken during second half 2006 and in 2007. As part of this program, charges were incurred related to plant closings in five business segments. The net costs of this program included plant closings, as well as costs of relocating product lines and other employee reductions, partially offset by savings generated from these actions. A summary of the net costs incurred by each segment related to this program follows:

	2006
Electrical	$ 17
Hydraulics	7
Aerospace	1
Truck	60
Automotive	67
Corporate	2
Pretax charges	$ 154

Excel 07 net costs incurred in 2006 included $69 for the United States, $77 for Europe, $5 for Latin America, $2 for Asia Pacific, and $1 for Canada. The net costs associated with the Excel 07 program were included in the Statements of Consolidated Income primarily in Cost of products sold. In Business Segment Information, the charges reduced Operating profit of the related segment.

In 2007 and 2006, Eaton recorded income tax benefits of $57 and $90, respectively, which represented adjustments of worldwide tax liabilities. The 2007 income tax benefits reduced the effective income tax rate for 2007 from 13.4% to 7.9%. The 2007 income tax benefits resulted from multiple income tax items. Included in the tax benefits were a $14 benefit from changes to state tax laws and a favorable revaluation of worldwide deferred tax assets. The income tax benefits for 2006 reduced the effective income tax rate for 2006 from 16.7% to 7.4%. Further analysis regarding the change in the effective income tax rate in 2007 compared to 2006 is found in "Income Taxes" in the Notes to the Consolidated Financial Statements.

Effective January 1, 2007, Eaton adopted FASB Interpretation (FIN) No. 48, *"Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109."* The net income tax assets recognized under FIN No. 48 at January 1, 2007 did not differ from the net assets recognized before adoption, and, therefore, the Company did not record a cumulative-effect adjustment related to the adoption of FIN No. 48. The adoption of FIN No. 48 is further discussed in "Income Taxes" in the Notes to the Consolidated Financial Statements.

In the third quarter of 2007, Eaton sold the Mirror Controls Division of the Automotive segment for $111, resulting in a $20 after-tax gain, or $.12 per Common Share. In the third quarter of 2006, certain other businesses of the Automotive segment were sold for $64, resulting in a $35 after-tax gain, or $.23 per share. The gains on sale of the Mirror Controls Division and the businesses sold in 2006, and other results of these businesses, are reported as Discontinued operations in the Statement of Consolidated Income.

Net income and net income per Common Share assuming dilution for 2007 increased 5% and 6%, respectively, compared to 2006. The improvements in 2007 were primarily due to higher sales and the other factors that affected gross profit as discussed above, partially offset by increases in selling, administrative, and research and development expenses; higher interest expense; a contribution to the Eaton Charitable Fund; and a lower after-tax gain on the sale of certain businesses of the Automotive segment in 2007 compared to a similar gain in 2006, which were reported as Discontinued operations in the Statements of Consolidated Income. Earnings per share in 2007 also benefited from a lower number of shares outstanding due to the repurchase of Common Shares in 2007 and 2006 exceeding shares issued from exercises of stock options. Return on Shareholders' equity was 22%.

Results by Business Segment

Electrical

	2007	2006	Increase
Net sales	$4,759	$4,184	14%
Operating profit	579	474	22%
Operating margin	12.2%	11.3%	

Of the 14% sales increase in 2007 over 2006, 8% was due to organic growth; 3% was from acquisitions of businesses, primarily the MGE small systems UPS business; and 3% from foreign exchange. End markets for the Electrical segment grew about 9% during 2007. The non-residential electrical and power quality markets recorded strong growth, offset by the decline in the U.S. residential electrical market, which was negatively impacted by weakness in U.S. housing starts.

Operating profit rose 22% in 2007 over 2006. The operating margin of 12.2% was a significant improvement over 11.3% in 2006. The increase in operating profit was largely due to growth in sales; benefits from the Excel 07 program; the benefits of integrating acquired businesses; continued productivity improvements; and net pretax costs in 2006 related to the Excel 07 program that were not present in 2007; partially offset by a gain in 2006 on the sale of the Brazilian battery business. Operating profit reflected acquisition integration charges of $12 in 2007 compared to charges of $7 in 2006, which reduced the operating margin by 0.3% in 2007 and 0.2% in 2006. Acquisition integration charges in 2007 primarily related to the integration of the MGE small systems UPS business, Schreder-Hazemeyer, Senyuan and Powerware, while charges in 2006 related to the integration of Pringle and Powerware. Net pretax costs of $17 related to the Excel 07 program in 2006 reduced the operating margin by 0.4%. The incremental operating margin for 2007 (the increase in operating profit compared to the increase in sales) was 18%. The operating margin for acquired businesses was 13%.

New businesses acquired during 2007 in the Electrical segment include the following:

- On October 31, 2007, the Company acquired the MGE small systems UPS business from Schneider Electric. This business is a France-based global provider of power quality solutions including uninterruptible power supply (UPS) systems, power distribution units, static transfer switches and surge suppressors, and had sales of $245 for 2007.
- On October 19, 2007, Eaton acquired the assets of Babco Electric Group, an Alberta, Canada-based manufacturer of specialty low- and medium-voltage switchgear and electrical housings for use in the Canadian oil and gas industry and other harsh environments. This business had sales of $11 in 2007.
- On June 19, 2007, Eaton acquired Pulizzi Engineering, a U.S. manufacturer of AC power distribution, AC power sequencing, redundant power and remote-reboot power management systems. This business had sales of $12 in 2006.
- On May 18, 2007, the Company acquired technology and related assets of SMC Electrical Products, Inc.'s industrial medium-voltage adjustable frequency drive business.
- On April 5, 2007, Eaton acquired Aphel Technologies Limited, a U.K.-based global supplier of high density, fault-tolerant power distribution solutions for datacenters, technical offices, laboratories and retail environments. This business had sales of $12 in 2006.
- On February 7, 2007, the Company acquired the Power Protection Business of Power Products Ltd., a Czech Republic distributor and service provider of Powerware® products and other uninterruptible power supply (UPS) systems. This business had sales of $3 in 2006.

Hydraulics

	2007	2006	Increase
Net sales	$2,391	$2,203	9%
Operating profit	265	221	20%
Operating margin	11.1%	10.0%	

The 9% increase in sales in 2007 over 2006 consisted of 4% from organic growth; 3% from foreign exchange, and 2% from acquisitions of businesses. Hydraulics markets grew 3% in 2007 compared to 2006.

Operating profit rose 20% in 2007 over 2006. The operating margin was 11.1%. The increase in operating profit was due to growth in sales, including a more profitable mix of businesses; benefits from the Excel 07 program; the benefits of integrating acquired businesses; overall improvement in operating efficiencies; and net pretax costs in 2006 related to the Excel 07 program that were not present in 2007. Operating profit reflected acquisition integration charges of $12 in 2007 compared to charges of $11 in 2006, which reduced the operating margin by 0.5% in both 2007 and 2006. The acquisition integration charges in 2007 primarily related to the acquired operations of Synflex and Hayward. Charges in 2006 largely related to the acquired operations of Synflex, Hayward, Winner and Walterscheid. Net pretax costs of $7 in 2006 related to the Excel 07 program reduced the operating margin by 0.3%. The incremental operating margin for 2007 was 23%. The operating margin for acquired businesses was 13% in 2007.

On November 8, 2007, Eaton acquired Arrow Hose & Tubing Inc. This business is a Canada-based manufacturer of specialty thermoplastic hose and tubing for the industrial, food and beverage, and agricultural markets. This business had sales of $12 in 2006.

Aerospace

	2007	2006	Increase
Net sales	$1,594	$1,295	23%
Operating profit	233	182	28%
Operating margin	14.6%	14.1%	

The 23% increase in sales in 2007 over 2006 consisted of 15% from acquisitions of businesses, primarily the Argo-Tech aerospace business; 6% from organic growth; and 2% from foreign exchange. Aerospace markets grew 4% in 2007 compared to 2006.

Operating profit rose 28% in 2007 over 2006. The increase in operating profit was due to growth in sales; the benefits of integrating acquired businesses; and overall improvement in operating efficiencies. Operating profit reflected acquisition integration charges of $39 in 2007 compared to charges of $12 in 2006, which reduced the operating margin by 2.5% in 2007 and 0.9% in 2006. The acquisition integration charges in 2007 primarily related to the acquired operations of Argo-Tech, PerkinElmer and Cobham. Charges in 2006 largely related to the acquired operations of PerkinElmer and Cobham. Net pretax costs of $1 in 2006 related to the Excel 07 program reduced the operating margin by 0.1%. The incremental operating margin for 2007 was 17%. The operating margin for acquired businesses was 30% in 2007.

On March 16, 2007, Eaton acquired Argo-Tech Corporation, a U.S.-based aerospace business, which had sales of $206 in 2006. Argo-Tech is a leader in high performance aerospace engine fuel pumps and systems, airframe fuel pumps and systems, and ground fueling systems for commercial and military aerospace markets.

Truck

	2007	2006	(Decrease)
Net sales	$2,147	$2,520	(15)%
Operating profit	357	448	(20)%
Operating margin	16.6%	17.8%	

Sales of the Truck segment decreased 15% in 2007 from 2006. The reduction in sales reflected an 18% decline in sales volume, offset by a 3% increase from foreign exchange. The decline in sales was due to a reduction in North American commercial truck production in 2007 from 2006, with North American heavy-duty truck production down 44%, and North American medium-duty production down 31%. Brazilian vehicle production was up 17%, Brazilian agricultural equipment production was up 41%, and European medium-duty truck production was down 2%, compared to 2006.

Operating profit decreased 20% in 2007 from 2006, primarily due to the reduction in sales, partially offset by the benefits from the Excel 07 program, net pretax costs in 2006 related to the Excel 07 program, and an adjustment in 2006 to Brazilian inventories. The operating margin was 16.6% in 2007, down 1.2 percentage points from 17.8% in 2006. Operating profit in 2006 was reduced by acquisition integration charges of $5 related to Pigozzi, which reduced the operating margin by 0.2% in 2006; and net pretax costs of $60 related to the Excel 07 program in 2006, which reduced the operating margin by 2.4%.

Automotive

	2007	2006	Increase
Net sales	$2,142	$2,030	6%
Operating profit	234	143	64%
Operating margin	10.9%	7.0%	

The 6% increase in sales of the Automotive segment in 2007 over 2006 reflected a 4% increase from foreign exchange, 1% from organic growth, and 1% from acquisitions of businesses. In 2007, North American automotive production declined by 2%, while European production grew 7%.

Operating profit in 2007 increased $91 over 2006, largely due to $67 of net pretax costs in 2006 related to the Excel 07 program, benefits from the Excel 07 program in 2007, and sales growth in 2007. Operating profit reflected acquisition integration charges of $1 in 2007 compared to charges of $5 in 2006, which reduced the operating margin by 0.1% in 2007 and 0.3% in 2006. Acquisition integration charges in 2007 primarily related to the integration of Saturn and Tractech, while charges in 2006 related to the integration of Tractech and Morestana. Net pretax costs of $67 related to the Excel 07 program in 2006 reduced the operating margin by 3.3%.

On May 2, 2007, Eaton acquired the fuel components division of Saturn Electronics & Engineering, Inc., a U.S. designer and manufacturer of fuel containment and shut-off valves, emissions control valves and specialty actuators. This business had sales of $28 in 2006.

In the third quarter of 2007, Eaton sold the Mirror Controls Division of the Automotive segment for $111, resulting in a $20 after-tax gain, or $.12 per Common Share. In the third quarter of 2006, certain other businesses of the Automotive segment were sold for $64, resulting in a $35 after-tax gain, or $.23 per share. The gains on sale of the Mirror Controls Division and the businesses sold in 2006, and other results of these businesses, are reported as Discontinued operations in the Statement of Consolidated Income.

Corporate

Amortization of intangible assets of $79 in 2007 increased from $51 in 2006 due to amortization of intangible assets associated with recently acquired businesses.

Interest expense of $147 in 2007 increased from $105 in 2006, primarily due to borrowings to finance cash paid of $1,433 for acquisitions of businesses in 2007.

In 2007, corporate expense of $16 was recorded for a contribution to the Eaton Charitable Fund.

Quarterly Data

	Quarter ended in 2008				Quarter ended in 2007			
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
(Millions except for per share data)								
Continuing operations								
Net sales	$ 3,487	$ 4,114	$ 4,279	$ 3,496	$ 3,374	$ 3,298	$ 3,248	$ 3,113
Gross profit	861	1,150	1,210	964	946	917	902	886
Percent of net sales	24.7%	28.0%	28.3%	27.6%	28.0%	27.8%	27.8%	28.5%
Income before income taxes	134	354	354	286	259	263	256	263
Income after income taxes	$ 163	$ 315	$ 333	$ 244	$ 252	$ 238	$ 240	$ 229
Income from discontinued operations				3	4	20	6	5
Net income	$ 163	$ 315	$ 333	$ 247	$ 256	$ 258	$ 246	$ 234
Net income per Common Share outstanding assuming dilution								
Continuing operations	$ .98	$ 1.87	$ 2.03	$ 1.62	$ 1.67	$ 1.59	$ 1.60	$ 1.53
Discontinued operations				.02	.04	.12	.04	.03
	$ .98	$ 1.87	$ 2.03	$ 1.64	$ 1.71	$ 1.71	$ 1.64	$ 1.56
Net income per Common Share basic								
Continuing operations	$ .98	$ 1.90	$ 2.07	$ 1.65	$ 1.71	$ 1.62	$ 1.63	$ 1.56
Discontinued operations				.02	.03	.13	.04	.03
	$ .98	$ 1.90	$ 2.07	$ 1.67	$ 1.74	$ 1.75	$ 1.67	$ 1.59
Cash dividends paid per Common Share	$ .50	$ .50	$ .50	$ .50	$ .43	$ .43	$ .43	$ .43
Market price per Common Share								
High	$ 54.58	$ 84.33	$ 96.69	$ 96.18	$ 101.26	$ 102.55	$ 94.15	$ 85.53
Low	38.78	53.77	78.94	77.55	85.29	85.12	83.85	73.80

Earnings per Common Share for the four quarters in a year may not equal full year earnings per share.

Ten-Year Consolidated Financial Summary

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
(Millions except for per share data)										
Continuing operations										
Net sales	$ 15,376	$ 13,033	$ 12,232	$ 10,874	$ 9,547	$ 7,796	$ 6,983	$ 7,092	$ 8,103	$ 7,789
Income before income taxes	1,128	1,041	969	964	749	463	364	249	520	911
Income after income taxes	$ 1,055	$ 959	$ 897	$ 783	$ 626	$ 356	$ 258	$ 150	$ 342	$ 582
Percent of net sales	6.9%	7.4%	7.3%	7.2%	6.6%	4.6%	3.7%	2 %	4.2%	7.5%
Income from discontinued operations	3	35	53	22	22	30	23	19	111	35
Net income	$ 1,058	$ 994	$ 950	$ 805	$ 648	$ 386	$ 281	$ 169	$ 453	$ 617
Net income per Common Share assuming dilution										
Continuing operations	$ 6.50	$ 6.38	$ 5.87	$ 5.08	$ 3.99	$ 2.36	$ 1.80	$ 1.07	$ 2.36	$ 3.94
Discontinued operations	.02	.24	.35	.15	.14	.20	.16	.13	.76	.24
	$ 6.52	$ 6.62	$ 6.22	$ 5.23	$ 4.13	$ 2.56	$ 1.96	$ 1.20	$ 3.12	$ 4.18
Average number of Common Shares outstanding assuming dilution	162.3	150.3	152.9	154.0	157.1	150.5	143.4	141.0	145.2	147.4
Net income per Common Share basic										
Continuing operations	$ 6.58	$ 6.51	$ 5.97	$ 5.21	$ 4.10	$ 2.40	$ 1.82	$ 1.08	$ 2.39	$ 4.02
Discontinued operations	.02	.24	.35	.15	.14	.21	.17	.14	.77	.24
	$ 6.60	$ 6.75	$ 6.32	$ 5.36	$ 4.24	$ 2.61	$ 1.99	$ 1.22	$ 3.16	$ 4.26
Average number of Common Shares outstanding basic	160.2	147.3	150.2	150.2	153.1	147.9	141.2	138.8	143.6	145.0
Cash dividends paid per Common Share	$ 2.00	$ 1.72	$ 1.48	$ 1.24	$ 1.08	$ .92	$ .88	$ .88	$ .88	$ .88
Total assets	$ 16,655	$ 13,430	$ 11,417	$ 10,218	$ 9,075	$ 8,223	$ 7,138	$ 7,646	$ 8,180	$ 8,342
Long-term debt	3,190	2,432	1,774	1,830	1,734	1,651	1,887	2,252	2,447	1,915
Total debt	4,271	3,417	2,586	2,464	1,773	1,953	2,088	2,440	3,004	2,885
Shareholders' equity	6,317	5,172	4,106	3,778	3,606	3,117	2,302	2,475	2,410	2,624
Shareholders' equity per Common Share	$ 38.28	$ 35.42	$ 28.07	$ 25.44	$ 23.52	$ 20.37	$ 16.30	$ 17.80	$ 17.64	$ 17.72
Common Shares outstanding	165.0	146.0	146.3	148.5	153.3	153.0	141.2	139.0	136.6	148.0

Directors and Officers

As of March 1, 2009

Directors

Christopher M. Connor [2,4]

Chairman and Chief Executive Officer, The Sherwin-Williams Company, Cleveland, OH, a manufacturer of paint, architectural coatings, industrial finishes and associated supplies

Michael J. Critelli [2,3]

Retired. Former Executive Chairman, Pitney Bowes Inc., Stamford, CT, a provider of mailstream solutions

Alexander M. Cutler [5*]

Chairman and Chief Executive Officer; President, Eaton Corporation Cleveland, OH, a diversified industrial manufacturer

Charles E. Golden [1*,3]

Retired. Former Executive Vice President and Chief Financial Officer, Eli Lilly and Company, Indianapolis IN, a pharmaceutical company

Ernie Green [1,3]

President and Chief Executive Officer, Ernie Green Industries, Inc., Dayton, OH, a manufacturer of automotive components

Arthur E. Johnson [1,4]

Retired. Former Senior Vice President, Corporate Strategic Development, Lockheed Martin Corporation, a manufacturer of advanced technology systems, products and services

Ned C. Lautenbach [1,4*]

Advisory Partner, Clayton, Dubilier & Rice, Inc., New York, NY, a private equity investment firm specializing in management buyouts

Deborah L. McCoy [2*,3]

Independent consultant. Former Senior Vice President, Flight Operations, Continental Airlines, Inc., Houston, TX, a commercial airline

John R. Miller [2,4]

Chairman of the Board of Cambrex Corporation, East Rutherford, NJ, a life sciences company, and Chairman of the Board of Graphic Packaging Holding Company, Marietta, GA, a provider of paperboard packaging solutions

Gregory R. Page [2,3*]

Chairman and Chief Executive Officer, Cargill, Incorporated, Minneapolis, MN, an international marketer, processor and distributor of agricultural, food, financial and industrial products and services

Victor A. Pelson [1,4]

Retired. Former Executive Vice President, Chairman of the Global Operations Team and Director, AT&T, Basking Ridge, NJ, a provider of telecommunications

Gary L. Tooker [1,4]

Independent consultant. Former Chairman of the Board, Chief Executive Officer and Director, Motorola, Inc., Schaumburg, IL, a manufacturer of electronics equipment

Each of the non-employee directors serves a four-month term on the Executive Committee. Alexander M. Cutler serves a 12-month term as Committee Chair.

January 1, 2008 through April 23, 2008	April 24, 2008 through August 31, 2008	September 1, 2008 through December 31, 2008	January 1, 2009 through April 22, 2009
C. E. Golden	M. J. Critelli	C. M. Connor	C. E. Golden
D. L. McCoy	E. Green	N. C. Lautenbach	D. L. McCoy
J. R. Miller	G. R. Page	V. A. Pelson	J. R. Miller
G. L. Tooker			G. L. Tooker

[1] Audit Committee
[2] Compensation and Organization Committee
[3] Finance Committee
[4] Governance Committee
[5] Executive Committee
[*] Denotes Committee Chair

Officers

Alexander M. Cutler

Chairman and Chief Executive Officer; President

Craig Arnold

Vice Chairman and Chief Operating Officer–Industrial Sector

Richard H. Fearon

Vice Chairman and Chief Financial and Planning Officer

Thomas S. Gross

Vice Chairman and Chief Operating Officer–Electrical Sector

Randy W. Carson*

Chief Executive Officer–Electrical Group

Frank Campbell

President–Europe, Middle East and Africa Region, Electrical

Kevin McLean

President–Asia Pacific Region, Electrical

Bradley J. Morton

President – Aerospace Group

Joseph P. Palchak

President–Automotive Group

James E. Sweetnam

President–Truck Group

William R. VanArsdale

President–Hydraulics Group

Jerry R. Whitaker

President–Americas Region, Electrical

Alfonso B. Acevedo

President–Latin America and Caribbean Region, Eaton

William W. Blausey Jr.

Senior Vice President and Chief Information Officer

Susan J. Cook

Executive Vice President and Chief Human Resources Officer

Kenneth F. Davis

President–Light and Medium-Duty Transmission Division

William B. Doggett

Senior Vice President–Public and Community Affairs

Joao V. Faria

President–Europe, Middle East and Africa Region, Automotive

Scott A. Gray

Senior Vice President–Corporate Quality

William C. Hartman

Senior Vice President–Investor Relations

Richard D. Holder

Executive Vice President–Eaton Business System

Jacob T. Hooks

President–Americas Region, Automotive

Curtis J. Hutchins

President–Heavy-Duty Transmission Division

Jeffrey M. Krakowiak

Senior Vice President–Sales and Marketing

Jean-Pierre Lacombe

President–Europe, Middle East and Africa Region, Eaton

James W. McGill

President–Asia Pacific Region, Eaton

Donald J. McGrath Jr.

Senior Vice President–Communications

Mark M. McGuire

Executive Vice President and General Counsel

Kurt B. McMaken

Senior Vice President–Corporate Development and Treasury

John S. Mitchell

Senior Vice President–Taxes

Jeffrey M. Moelich

Senior Vice President–Internal Audit

Thomas E. Moran

Senior Vice President and Secretary

Billie K. Rawot

Senior Vice President and Controller

Craig Reed

Senior Vice President–Supply Chain Management

Yannis P. Tsavalas

Senior Vice President and Chief Technology Officer

Joseph L. Wolfsberger

Senior Vice President–Environment, Health and Safety

*Will retire May 1st

Shareholder Information

Address	Eaton Corporation, Eaton Center, 1111 Superior Avenue, Cleveland, OH 44114-2584 216.523.5000 www.eaton.com
Annual Meeting	The company's 2009 annual meeting of shareholders will be held at 10:30 a.m. Eastern Daylight Time, on Wednesday, April 22, 2009, at Eaton Center, 1111 Superior Avenue, Cleveland, OH. Formal notice of the meeting, a proxy statement and proxy form will be mailed to each shareholder of record on or about March 13, 2009.
Annual Report on Form 10-K and Other Financial Reports	Any shareholder may obtain at no charge a copy of Eaton's Annual Report on Form 10-K for 2008, as filed with the Securities and Exchange Commission, upon written request to the Investor Relations Office at the Eaton Corporation address shown above. The Annual Report on Form 10-K and other public financial reports are also available on Eaton's Web site at www.eaton.com.
Annual Certifications	The most recent certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2 to Eaton's Annual Report on Form 10-K for 2008. Additionally, Eaton submitted to the New York Stock Exchange its 2008 Chief Executive Officer Certification regarding Eaton's compliance with the corporate governance listing standards of the Exchange.
Quarterly Financial Releases	Eaton's financial results are available approximately two weeks after the end of each quarter. Releases are available on Eaton's Web site at www.eaton.com. Copies may also be obtained by calling 216.523.4254.
Common Shares	Listed for trading: New York and Chicago stock exchanges (ticker symbol: ETN)
Annual Report to Shareholders	Eaton Corporation's 2008 Annual Report to Shareholders is available online at www.eaton.com/annualreport.
Transfer Agent, Registrar, Dividend Disbursement Agent and Dividend Reinvestment Agent	BNY Mellon Shareowner Services First Class/Registered Mail: P.O. Box 358015, Pittsburgh, PA 15252-8015 Courier Packages: 480 Washington Boulevard, Jersey City, NJ 07310-1900 Toll-free: 888.597.8625 201.680.6578 (outside the U.S.) TDD: 800.231.5469 (hearing impaired inside the U.S.) TDD: 201.680.6610 (hearing impaired outside the U.S.) BNY Mellon Shareowner Services may also be contacted via its Web site at www.bnymellon.com/shareowner/isd
Dividend Reinvestment and Direct Stock Purchase Plan	A dividend reinvestment plan is available at no charge to shareholders of record of Eaton Common Shares. Through the plan, shareholders of record may buy additional shares by reinvesting their cash dividends or investing additional cash up to $60,000 per year. Also, new investors may buy Eaton shares under this plan. Interested shareholders of record or new investors should contact BNY Mellon Shareowner Services, as shown above.
Direct Deposit of Dividends	Shareholders of record may have their dividends directly deposited to their bank accounts. Interested shareholders of record should contact BNY Mellon Shareowner Services as shown above.
Investor Relations Contact	Investor inquiries may be directed to Eaton at 888.328.6647.
Charitable Contributions	A report of Eaton's charitable contributions is available on Eaton's Web site at www.eaton.com.



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EATON
Powering Business Worldwide

Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, OH 44114
www.eaton.com